

DILUTION EFFECT ON SHAREHOLDERS

As the Company foresees the future dilution effect to shareholders resulting from the exercise of the conversion rights attaching to the Additional Tranche I Bonds and the Subscription Right in respect of the Additional Tranche I Bonds, the Company will keep its shareholders informed of the level of dilution effect and all relevant details of any conversion and/or exercise of the relevant Subscription Right in the following manner:

(a) the Company will make a monthly announcement (the "**Monthly Announcement**") on the website of the Stock Exchange. Such announcement will be made on or before the fifth business day following the end of each calendar month and will include the following details in a table form:

   (i) whether there is any conversion of the Additional Tranche I Bonds during the relevant month. If yes, details of the conversion(s), including the conversion date, number of new Shares issued, conversion price for each conversion. If there is no conversion during the relevant month, a negative statement to that effect;

   (ii) the number of outstanding Additional Tranche I Bonds after the conversion, if any;

   (iii) the total number of Shares issued pursuant to other transactions, including Shares issued pursuant to exercise of options under any share option scheme(s) of the Company; and

   (iv) the total issued share capital of the Company as at the commencement and the last day of the relevant month; and

(b) in addition to the Monthly Announcement, if the cumulative amount of new Shares issued pursuant to the conversion of the Additional Tranche I Bonds reaches 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Additional Tranche I Bonds (as the case may be) (and thereafter in a multiple of such 5% threshold), the Company will make an announcement on the website of the Stock Exchange including details as stated in (a) above for the period commencing from the date of the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Additional Tranche I Bonds (as the case may be) up to the date on which the total amount of Shares issued pursuant to the conversion amounted to 5% of the issued share capital of the Company as disclosed in the last Monthly Announcement or any subsequent announcement made by the Company in respect of the Additional Tranche I Bonds (as the case may be).

GENERAL

The Company will comply with all applicable Listing Rules in respect of any alterations in the terms of the Subscription Right after issue, except where the alterations take effect automatically under the existing terms of the Subscription Right. A separate announcement in respect of such change will be issued by the Company.

The Company will ensure that each of the connected persons of the Company (as defined in the Listing Rules) will not subscribe for any of the Additional Tranche I Bonds at the issue of such securities and that, after the issue of the Additional Tranche I Bonds, the Company will disclose to the Stock Exchange any dealings by any of the connected persons of the Company from time to time in the Additional Tranche I Bonds immediately upon the Company becoming aware of such dealings.

SUSPENSION AND RESUMPTION OF TRADING OF SHARES

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on 24 August 2006 pending release of this announcement. Trading in the Shares will resume at 9:30 a.m. on 25 August 2006.

DEFINITIONS

Unless otherwise defined herein, capitalised item used in this announcement shall have the following meaning.

"Additional Tranche I Bonds"	convertible bonds with an aggregate principal amount of up to US$8,000,000 issued by the Company, the principal terms of which are set out in the section headed "Principal terms" of this announcement
"Additional Closing Date"	23 August 2006, being the date on which Additional Tranche I Bonds were issued
"Additional Option"	pursuant to the Subscription Agrement, the Company granted an option to CS to require the Company to issue the Additional Tranche I Bonds subject to satisfaction of certain conditions
"Announcement"	the announcement issued by the Company dated 7 April 2005
"Base Price"	the average closing prices per Share for the 30 consecutive business days immediately prior to the date of the Subscription Agreement, being HK$0.3075
"Bonds"	the Tranche I Bonds and the Tranche 2 Bonds
"business day(s)"	any day on which the Stock Exchange is open for trading in securities in Hong Kong
"CS"	Credit Suisse (Hong Kong) Limited (formerly known as Credit Suisse First Boston (Hong Kong) Limited, an independent third party which is not a connected person of the Company (as defined under the Listing Rules)
"Company"	Kantone Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Downside Option"	If at any time during the relevant conversion period, the closing price per Share is less than the Downside Price on a business day, the Company may redeem the Bonds on the immediate following date in cash in an amount determined according to the formula disclosed in this announcement
"Downside Price"	65 per cent. of the Base Price
"Fixed Conversion Price"	the conversion price of the Tranche I Bonds into the Shares which is set at 125 per cent. of the average closing price per Share for the 30 consecutive business days immediately prior to the date of the Subscription Agreement, being HK$0.3075, which is equivalent to HK$0.3844 in this case, representing a discount of approximately 8.5 per cent. on the closing price of HK$0.42 per Shares as at 23 August 2006 (the Additional Closing Date), subject to adjustment
"Floating Conversion Price"	the conversion price of the Bonds which is set at 93 per cent. of the average of any 5 consecutive closing prices per Share as selected by CS during the 30 consecutive business days immediately prior to the date on which notice of CS is received by the Company
"General Mandate"	the general mandate (to issue or otherwise deal in 20 per cent. of the issued share capital of the Company as at the date of passing the resolution) granted to the Directors by the shareholders of the Company pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 25 November 2005, pursuant to which a maximum of 541,456,779 new Shares may be issued as at the date of this announcement
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Financial Reporting Standards" or "HKFRS"	financial reporting standards approved by the Council of the Hong Kong Institute of Certified Public Accountants ("HKICPA"), and includes all Accounting Standards ("HKASs") and interpretations of HKFRS approved by the HKICPA from time to time
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Original Tranche I Bonds"	convertible bonds with an aggregate principal amount of US$8,000,000 due 2008 issued by the Company, the principal terms of which are set out in the section headed "Principal terms of the Bonds" of the Announcement
"Original Tranche I Bonds Closing Date"	1 April 2005, being the date on which the Original Tranche I Bonds were issued
"Put Price"	50 per cent. of the Base Price
"Revised Exchange Rate"	the exchange rate of US$1.00 to HK$7.7766 as reported by Bloomberg on page "HKD Currency HP" at 5:00 p.m. (Hong Kong time) on 22 August 2006, being the day immediately preceding the Additional Closing Date
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the agreement dated 1 April 2005 entered into between the Company and CS relating to the subscription of the Bonds
"Subscription Right"	the option granted by the Company to CS exercisable upon the issue of the Original Tranche I Bonds, the Additional Tranche I Bonds and the Tranche 2 Bonds, for the subscription of such number of new Shares in accordance with the Subscription Agreement
"Tranche I Bonds"	the Original Tranche I Bonds and the Additional Tranche I Bonds
"Tranche I Maturity Date"	1 April 2008
"Tranche 2 Bonds"	convertible bonds with an aggregate principal amount of up to US$8,000,000 which are to be issued by the Company, the principal terms of which are set out in the section headed "Principal terms of the Bonds" of the Announcement

Unless otherwise specified in this announcement, US$1.00 = HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at such a rate or at any other rates or at all.

By Order of the Board
Kantone Holdings Limited
Lai Yat Kwong
Executive Director

Hong Kong, 24 August 2006

As at the date of this announcement, the executive directors of the Company are Mr Paul Kan Man Lok and Mr Lai Yat Kwong; the non-executive directors are Mr Leo Kan Kin Leung, Ms Shirley Ha Suk Ling and Mr Paul Michael James Kirby; and the independent non-executive directors are Prof Liang Xiong Jian, Prof Ye Pei Da, Mr Frank Bleackley, Prof Julia Tsuei Jo and Mr Ho Yiu Ming.

- *for identification purpose only*

VXL CAPITAL LIMITED
卓越金融有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 727)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of VXL Capital Limited will be held at Suite 2707-8, One Exchange Square, 8 Connaught Place, Central, Hong Kong on Tuesday, 12 September 2006 at 11:00 a.m. for the purpose of considering and, if thought fit, passing with or without modifications the following resolution as an ordinary resolution:-

ORDINARY RESOLUTION

"THAT

(a) the following be and are hereby approved:

   (i) the Acquisition (as defined in the circular of the Company dated 25 August 2006 (the "Circular"), a copy of which has been produced to this meeting marked "A" and signed by the chairman of the meeting for the purpose of identification);

   (ii) all transactions contemplated under the New Agreement (as defined in the Circular), a copy of which has been produced to this meeting marked "B" and signed by the chairman of the meeting for the purpose of identification;

(b) the signing and execution (under hand or under seal), and the perfection and delivery of the New Agreement be and are hereby confirmed; and

(c) the directors of the Company be and are hereby authorised to do all such acts and things (including, without limitation, signing, execution (under hand or under seal), perfection and delivery of all documents) which are in their opinion necessary, appropriate, desirable or expedient to implement and give effect to the terms of the Acquisition, and all transactions contemplated under the New Agreement and all other matters incidental thereto or in connection therewith and to agree to and make such variation, amendment and waiver of any of the matters relating thereto or in connection therewith."

By order of the Board
Emily HO Kit Man
Company Secretary

Hong Kong, 25 August 2006

Notes:

1. Any Shareholder entitled to attend and vote at the Extraordinary General Meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a Shareholder but must attend the meeting, or any adjournment thereof, in person to represent his appointor.
2. A form of proxy for use at the Extraordinary General Meeting is being despatched to the Shareholders together with a copy of this notice.
3. The Chinese version of this notice is for reference only. Should there be any discrepancies, the English version shall prevail.

As at the date of this notice, the Board comprises seven Directors, of which Datuk LIM Chee Wah, Mr. Percy ARCHAMBAUD-CHAO, Ms. Patsy SO Ying Chi and Mr. Stephen YUEN Ching Bor are executive Directors, and Mr. Michael YEE Kim Shing, Mr. Alan Howard SMITH, J.P. and Dr. Allen LEE Peng Fei, J.P. are independent non-executive Directors.

VXL CAPITAL LIMITED
卓越金融有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 727)

POSSIBLE ISSUE OF SECURITIES

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Company is now in discussions with an independent third party for a possible fund raising exercise involving the issue of new securities of the Company. However, no agreement has yet been entered into as at the date of this announcement and the terms thereof are yet to be finalised. Should the issue of new securities proceed, the Company intends to apply the proceeds therefrom together with its internal resources to fund the capital expenditures required for the renovation, upgrading and enhancement work of the Changshou Properties and other related incidental matters.

Shareholders of the Company and investors should note that the agreement for the issue of securities of the Company may or may not materialise and are advised to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited.

VXL Capital Limited (the "Company") announced on 3 August 2006 that VXL Properties Holdings Limited, a wholly-owned subsidiary of the Company, has entered into a conditional agreement to acquire certain property interests in Shanghai known as "Changshou Commercial Plaza" (the "Changshou Properties") through the acquisition of the entire issued share capital of Rich Field International Limited (the "Acquisition"). As disclosed in the aforesaid announcement, it is expected that the capital expenditures required for the renovation, upgrading and enhancement work of the Changshou Properties and other related incidental matters may fall into the range of approximately HK$120.9 million. The directors of the Company wish to announce that the Company is now in discussions with an independent third party for a possible fund raising exercise involving the issue of new securities of the Company. Should the issue of new securities proceed, the Company intends to apply the proceeds therefrom together with its internal resources to fund the aforesaid capital expenditures required for the Changshou Properties after completion of the Acquisition. However, no agreement in respect of the issue of new securities has yet been entered into as at the date of this announcement and the terms thereof are yet to be finalised. The Company shall comply with the relevant disclosures and/or shareholders' approval requirements of the Listing Rules should any agreement for the issue of new securities be entered into.

Shareholders of the Company and investors should note that the agreement for the issue of securities of the Company may or may not materialise and are advised to exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the board of directors comprises seven Directors, of which Datuk LIM Chee Wah, Mr. Percy ARCHAMBAUD-CHAO, Ms. Patsy SO Ying Chi and Mr. Stephen YUEN Ching Bor are executive Directors, and Mr. Michael YEE Kim Shing, Mr. Alan Howard SMITH, J.P. and Dr. Allen LEE Peng Fei, J.P. are independent non-executive Directors.

By order of the Board
Percy ARCHAMBAUD-CHAO
Executive Director

Hong Kong, 24 August 2006



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

HIGHLIGHTS

- Turnover decreased from HK$1,913 million to HK$1,887 million, a decrease of 1%.
- Cost of sales decreased from HK$853 million to HK$836 million, a decrease of 2%.
- Gross profit percentage increased from 55.4% to 55.7%.
- Profit attributable to equity holders decreased from HK$545 million which included a gain arising from the change in fair value of financial assets of HK$149 million (the "Change in Value") to HK$470 million, and earnings per share decreased from HK$1.25 to HK$1.07, a decrease of 14%.
- If the Change in Value were excluded, profit attributable to equity holders would have increased from HK$396 million in 2005 to HK$470 million in 2006, and earnings per share would have increased from HK$0.90 to HK$1.07, an increase of 19%.
- Interim dividend was declared at HK$0.25 per share (2005: HK$0.25 per share).

The Directors of Television Broadcasts Limited (the "Company" or "TVB") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Note	Unaudited Six months ended 30 June 2006 HK$'000	2005 HK$'000
Turnover		1,887,112	1,913,040
Cost of sales		(836,048)	(853,445)
Gross profit		1,051,064	1,059,595
Other revenues	4	31,056	15,303
Selling, distribution and transmission costs		(227,856)	(225,849)
General and administrative expenses		(222,912)	(218,704)
Other operating income/(expenses)		21,092	(8,569)
		652,444	621,776
Change in fair value of financial assets at fair value through profit or loss		–	148,778
Operating profit	5	652,444	770,554
Finance costs		–	(970)
Share of losses of			
Jointly controlled entities		–	(4,245)
Associates		(86,601)	(98,873)
Profit before income tax		565,843	666,466
Income tax expense	6	(96,365)	(115,266)
Profit for the period		469,478	551,200
Attributable to:			
Equity holders of the Company		469,964	545,357
Minority interest		(486)	5,843
		469,478	551,200
Earnings per share for profit attributable to equity holders of the Company during the period	7	HK$1.07	HK$1.25
Dividends	8	109,500	109,500

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2006

	Note	30 June 2006 Unaudited HK$'000	31 December 2005 Audited HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		1,824,790	1,896,100
Leasehold land		186,132	188,416
Intangible assets		161,936	161,003
Interest in associates		220,897	245,516
Available-for-sale financial assets		3	3
Loan to investee company		6,991	6,676
Deferred income tax assets		22,341	24,358
		2,423,090	2,522,072
Current assets			
Programmes, film rights and movies		465,282	452,586
Stocks		10,608	11,430
Trade and other receivables, prepayments and deposits	9	1,175,668	1,353,966
Tax recoverable		957	2,015
Pledged bank deposits		238	236
Bank deposits maturing after three months		54,280	35,289
Cash and cash equivalents		1,025,777	944,670
		2,732,810	2,800,192
Total assets		5,155,900	5,322,264
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		21,900	21,900
Other reserves		695,592	700,132
Retained earnings			
– Final dividend	8	–	569,400
– Others		3,550,216	3,090,315
		4,267,708	4,381,747
Minority interest		22,861	23,320
Total equity		4,290,569	4,405,067
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		150,720	149,740
Retirement benefit obligations		17,522	18,503
		168,242	168,243
Current liabilities			
Trade and other payables and accruals	10	541,225	643,232
Current income tax liabilities		155,864	104,680
Short-term provisions		–	1,042
		697,089	748,954
Total liabilities		865,331	917,197
Total equity and liabilities		5,155,900	5,322,264
Net current assets		2,035,721	2,051,238
Total assets less current liabilities		4,458,811	4,573,310

Notes

1. **Independent review**

The interim results for the six months ended 30 June 2006 are unaudited, but have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). An unmodified review report has been issued and is included in the interim report for shareholders. The interim results have also been reviewed by the Audit Committee of the Board.

2. **Basis of preparation and accounting policies**

This unaudited condensed consolidated financial information for the six months ended 30 June 2006 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the HKICPA. The unaudited condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2005, except that the Group has adopted the new standards, amendments to standards and interpretations issued by the HKICPA which are effective for accounting periods commencing on or after 1 January 2006.

(a) *Effect of adopting new standards, amendments to standards and interpretations*

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2006. The Group adopted those which are relevant to its operations.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The new standards, amendments to standards and interpretations above do not have material impacts to the Group.

(b) *Comparatives*

Certain comparative figures have been restated to reflect the change in the classification of turnover as mentioned in 2005 annual report:

- revenue from the production of tailor-made sponsorship programmes was recorded under turnover instead of being set off against the programme costs; and
- income generated from commercial production, merchandising, talent management, facility rental and other services was reclassified from other revenues to turnover.

As a result, the Group's turnover increased by HK$59,716,000, cost of sales increased by HK$48,413,000 and other revenues decreased by HK$11,303,000 for the period ended 30 June 2005, with no change to the Group's profit.

Where necessary, some other comparative figures have been reclassified to conform with changes in presentation in the current period.

3. **Segment information**

An analysis of the Group's turnover and results for the period by business segments is as follows:

Six months ended 30 June 2006

	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover							
External sales	924,899	295,819	119,190	490,118	57,086	-	1,887,112
Inter-segment sales	4,582	49,610	209	6,614	2,614	(63,629)	-
	929,481	345,429	119,399	496,732	59,700	(63,629)	1,887,112
Segment results	332,795	206,103	13,525	91,733	8,290	(2)	652,444
Share of losses of Associates	-	-	-	(86,601)	-	-	(86,601)
Profit before income tax							565,843
Income tax expense							(96,365)
Profit for the period							469,478

Six months ended 30 June 2005

	Terrestrial television broadcasting *HK$'000*	Programme licensing and distribution *HK$'000*	Overseas satellite pay TV operations *HK$'000*	Channel operations *HK$'000*	Other activities *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover							
External sales	969,904	285,235	128,761	490,399	38,741	-	1,913,040
Inter-segment sales	303	48,480	-	7,115	3,797	(59,695)	-
	970,207	333,715	128,761	497,514	42,538	(59,695)	1,913,040
Segment results	302,528	187,517	18,672	108,198	4,308	553	621,776
Change in fair value of financial assets at fair value through profit or loss							148,778
Finance costs							(970)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	(4,215)		(4,245)
Associates	-	-	-	(98,873)	-		(98,873)
Profit before income tax							666,466
Income tax expense							(115,266)
Profit for the period							551,200

An analysis of the Group's turnover and segment results for the period by geographical segments is as follows:

	Turnover Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*	Segment results Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Geographical segments:				
Hong Kong	1,088,656	1,113,955	367,324	357,210
Taiwan	363,736	371,271	74,708	69,672
USA and Canada	103,983	108,560	55,485	56,935
Australia	34,010	34,080	(3,044)	(2,831)
Europe	46,480	49,077	10,225	8,661
Mainland China	68,917	58,176	44,167	35,444
Malaysia and Singapore	165,973	153,702	94,526	84,500
Other countries	15,357	24,219	9,053	12,185
	1,887,112	1,913,040	652,444	621,776
Change in fair value of financial assets at fair value through profit or loss			-	148,778
			652,444	770,554

4. **Other revenues**

	Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Interest income	24,834	9,155
Others	6,222	6,148
	31,056	15,303

5. **Operating profit**

The following items have been charged/(credited) to the operating profit during the period:

	Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Depreciation – owned property, plant and equipment	129,971	133,747
Depreciation – leased property, plant and equipment	-	1
Amortisation of leasehold land	2,284	2,284
Cost of programmes, film rights, movies and stocks	527,126	519,201
Impairment of goodwill	-	5,894
Net exchange (gain)/loss	(21,092)	2,457

6. **Income tax expense**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the condensed consolidated income statement represents:

	Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Current income tax:		
– Hong Kong profits tax	73,892	70,795
– Overseas taxation	19,084	15,847
– Under/(over) provisions in prior periods	333	(222)
Deferred income tax relating to the origination and reversal of temporary differences	3,056	28,846
	96,365	115,266

Please refer to the disclosure under Contingent Liabilities in the Financial Review section of this Announcement regarding the additional profits tax assessments raised by the Inland Revenue Department of Hong Kong ("IRD") in respect of the years of assessment 1998/99 and 1999/2000.

7. **Earnings per share**

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$469,964,000 (2005: HK$545,357,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2006 and 2005.

8. **Dividends**

	Six months ended 30 June 2006 *HK$'000*	2005 *HK$'000*
Interim dividend, proposed, of HK$0.25 (2005: HK$0.25) per ordinary share	109,500	109,500

At a meeting held on 22 March 2006, the Directors proposed a final dividend of HK$1.30 per ordinary share for the year ended 31 December 2005 amounting to HK$569,400,000, which was paid on 1 June 2006 and was reflected as an appropriation of retained earnings in these condensed consolidated financial information for the six months ended 30 June 2006.

9. **Trade and other receivables, prepayments and deposits**

	30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
Receivables from:		
Associates	197,152	202,748
Related parties	59,499	39,949
Trade receivables *(note)*	765,602	892,172
	1,022,253	1,134,869
Less: provision for impairment of receivables	(69,652)	(68,031)
Other receivables, prepayments and deposits	175,516	263,139
Tax reserve certificates	47,551	23,989
	1,175,668	1,353,966

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

At 30 June 2006 and 31 December 2005, the aging analysis of the trade receivables including trading balances due from associates and related parties are as follows:

	30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
Current	411,359	405,941
1 - 2 months	213,588	241,864
2 - 3 months	108,785	142,271
3 - 4 months	72,674	107,689
4 - 5 months	46,706	49,499
Over 5 months	166,857	185,343
	1,019,969	1,132,607
Trade receivables due from:		
Third parties	765,602	892,172
Associates and related parties	254,367	240,435
	1,019,969	1,132,607
Non-trading amounts due from associates and related parties	2,284	2,262
	1,022,253	1,134,869

10. **Trade and other payables and accruals**

	30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
Trade payables to:		
Associates	8,502	7,692
Related parties	649	237
Third parties	89,744	91,188
	98,895	99,117
Other payables and accruals	442,330	487,239
Payable for financial assets at fair value through profit or loss	-	56,876
	541,225	643,232

At 30 June 2006 and at 31 December 2005, the aging analysis of the trade payables including trading balances due to associates and related parties are as follows:

	30 June 2006 *HK$'000*	31 December 2005 *HK$'000*
Current	62,137	61,487
1 - 2 months	28,661	22,211
2 - 3 months	2,792	8,391
3 - 4 months	1,198	1,884
4 - 5 months	388	229
Over 5 months	3,719	4,915
	98,895	99,117

INTERIM DIVIDEND

Directors are pleased to declare an interim dividend of HK$0.25 (2005: HK$0.25) per share for 438,000,000 issued shares.

The Register of Members of the Company will be closed from 11 September 2006 to 12 September 2006, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 8 September 2006. Dividend warrants will be despatched to shareholders on 20 September 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Operating Results for the Period

For the six months ended 30 June 2006 (the "Period"), the Group achieved a turnover of HK$1,887 million (2005: HK$1,913 million), which represented a decrease of 1%. Cost of sales amounted to HK$836 million (2005: HK$853 million), which represented a decrease of 2%. Gross profit for the Period stood at HK$1,051 million (2005: HK$1,060 million).

Included in cost of sales were the cost of programmes, film rights, movies and stocks for the Period which amounted to HK$527 million (2005: HK$519 million), representing an increase of 2%.

Selling, distribution and transmission costs for the Period amounted to HK$228 million (2005: HK$226 million), which represented an increase of 1%. General and administrative expenses amounted to HK$223 million (2005: HK$219 million), which represented an increase of 2%.

Other operating income for the Period amounted to HK$21 million (2005: other operating expenses of HK$9 million) which was mainly foreign exchange gains. No finance costs were incurred for the Period (2005: HK$1 million) as the Group did not have any bank loans during the Period.

Share of the losses of an associate, TVB Pay Vision Holdings Limited (formerly known as Galaxy Satellite TV Holdings Limited), decreased from HK$99 million to HK$87 million for the Period.

The Group's taxation charge for the Period amounted to HK$96 million (2005: HK$115 million), which represented a decrease of 17%.

The profit attributable to equity holders amounted to HK$470 million (2005: HK$545 million, which included a gain arising from the change in fair value of financial assets of HK$149 million (the "Change in Value")), which represented a decrease of 14%. The earnings per share was HK$1.07 (2005: HK$1.25).

If the Change in Value were excluded, the profit attributable to equity holders would have increased from HK$396 million in 2005 to HK$470 million in 2006, and the earnings per share would have increased from HK$0.90 to HK$1.07, which represented an increase of 19%.

Business Review and Prospects

Terrestrial Television Broadcasting

TVB's terrestrial free TV channels, *Jade* and *Pearl*, continued to attain high viewership. *Jade* achieved an average of 85% audience share[1] of the terrestrial Chinese channels during weekday prime time[2]; and *Pearl*, 73% of audience share of the terrestrial English channels during weekly prime time[3].

The Period has been especially rewarding for TVB's *Jade* in terms of innovations in both drama and non-drama programmes which generated high ratings as well as critical acclaim. Coupled with scheduling moves on weekday evenings, we also have successfully expanded prime viewing hours into the early hours of the morning.

On non-drama programmes, we have created a new wave of game show hits. These include the hilarious "*Beautiful Cooking*" (average rating 30 TVRs[4] and 85% audience share on Sundays) and the game-quiz show "*15/16*" (average rating 29 TVRs and 90% audience share during weekdays late prime time). Also, we have produced a new docu-travelogue format "*On The Road*" in which the captivating elements of people, culture, destinations inter-played with the personal experiences of celebrity hosts. The series brought critical acclaim as well as good rating (averaged 26 TVRs and 86% audience share, weekdays late prime time).

On drama programmes, besides continuing with the proven forte in creating period epics, kung-fu dramas, action adventures and situation comedy, *Jade* has successfully crafted a variety of comedies which became instant hits and talk of the town. Among these contemporary comedies, "*La Femme Desperado*" became the top rated drama for the Period (average rating 33 TVRs and 88% audience share, and the final episode 37 TVRs and 91% audience share). Most TVB-produced dramas attained an average rating of over 30 TVRs and 80% audience share during prime time.

In the Period, we experienced a decline of 5% in Hong Kong advertising sales with substantial drop in spending on TV advertising from the local property, the slimming centre and the skin care categories.

We devoted efforts in developing two areas of opportunities for revenue growth. The first area is in product sponsorships or product placements, and the second is in developing market share in fast growing categories with traditionally low advertising spending on television. Product sponsorships are featured prominently in our situation comedy "*Welcome To The House*", broadcast during prime time on *Jade*. As a result of our efforts in developing this form of commercial information, we saw substantial increase in product sponsorship revenue in the Period. Although product sponsorship revenue makes up a small percentage of the total advertising revenue, we see that this area offers room for growth, as we move further in developing product sponsorships in regular dramas, and in game shows.

[1] **Audience Share (%)** is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial TV channels in Hong Kong, the base would be the combined TV ratings (TVRs) of terrestrial Chinese channels or the combined TVRs of terrestrial English channels.

[2] *Jade*'s weekday prime time runs from 7-11 p.m.

[3] *Pearl*'s weekly prime time runs from 7 p.m. to midnight.

[4] **TV Ratings (TVR)** represent the size of audience expressed as a percentage of the total TV population. For 2006, the TV population is 6,426,000, and therefore, 1 TVR represents 64,260 viewers (1% of the TV population).

Programme Licensing and Distribution

We remained a key supplier of Chinese dramas and programmes to the overseas Chinese speaking markets in spite of competition from Korea and mainland China. Strategically, we are expanding our activities in licensing programmes to pay and terrestrial TV operators with some encouraging results. During the Period, overall revenue from programme licensing and distribution recorded a single-digit percentage growth. This was achieved in spite of the declining video rental and sell-through business, which is affected by piracy and illegal Internet downloading.

We have, from the last quarter of 2005, secured various distribution agreements with Internet portals and video-on-demand service providers. We are exploring and developing more licensing and distribution opportunities through the wireless media and Internet operators worldwide.

Overseas Satellite Pay TV Platforms

The pay TV market for overseas Chinese remains highly competitive. Whilst both TVB Satellite Platform ("TVBSP") USA and TVB Australia ("TVBA") sustained single-digit percentage subscriber growth in the Period, the Chinese Channel Europe's subscriber base remained flat. TVBA recorded a double-digit percentage growth in advertising revenue. TVBA also recently added an acquired Korean drama channel to the existing 11-channel package, bringing an opportunity to increase the monthly subscription fees. Overall, the combined revenue for the overseas satellite pay TV platforms achieved similar level as last year, whilst the combined net profit after tax showed a 15% increase, after excluding a one-off income booked in 2005 which was related to the migration of the channels of TVBSP to DirecTV.

Channel Operations

(a) Taiwanese Channels

The overall advertising market in Taiwan declined during the Period as a result of the gloomy economic outlook and political controversies. Nevertheless, *TVBSN*, our news channel, maintained the leadership position and gained in ratings. The consequent positive impact on advertising revenue, however, was somewhat neutralized by advertisers taking a cautious approach under such market condition. Despite the general market decline, our advertising income for the Period was successfully maintained at the same level as last year.

Our entertainment channel also benefited by the continuing success of our local production "*Lady First*". This unique prime time variety show features lifestyle and beauty topics, captivating young female viewers. The Group has successfully published a quarterly magazine as a spin-off from the programme. Circulation of the latest issue of this magazine was in excess of 140,000 copies. More importantly, the cross-promotional effect helps attract more audience, as seen by the improved ratings.

In November 2005, the Government Information Office in Taiwan issued a regulatory demand alleging that TVBS' shareholding was not in compliance with the law and imposed a fine of NT$1,000,000. We are pleased to advise that our appeal against this administrative ruling was successful. The matter is now concluded with the refund of the fine of NT$1,000,000 to the Group.

(b) TVB8 and Xing He

The subscription revenue of TVB8 and Xing He from Malaysia and China was steady during the Period. Advertising revenue from Xing He improved during the Period as a result of its outstanding TV ratings on the Malaysian pay TV platform.

Advertising revenue of TVB8 also improved as more local events were developed for TVB8 in Malaysia. In May 2006, we successfully co-produced with ASTRO ALL ASIA NETWORKS plc ("ASTRO") in Malaysia the talent-quest entertainment show "*Minutes to Fame*" which was originally produced and broadcast on *Jade* last year. This programme received enthusiastic response from the local Chinese audience, with the TV audience share rising from 14% to 46% amongst ASTRO's Chinese TV channels.

(c) Supply of Channels to TVB Pay Vision Limited

The supply of the six channels by TVB to Galaxy Satellite Broadcasting Limited (now renamed as TVB Pay Vision Limited) on a non-exclusive basis under the amended and restated channel supply agreement dated 29 June 2005 was terminated on 31 May 2006. TVB offered eight channels to all the pay TV licensees in Hong Kong for bidding, as required under its domestic free television programme service license. Following the successful bidding by TVB Pay Vision Limited of these channels in April 2006, the basis of supply was changed from a non-exclusive basis to an exclusive basis.

The eight exclusive channels now comprise two 24-hour news channels *TVBN* and *TVBN2*; TVB's classic drama channel *TVB Classic*; a channel reporting on the entertainment scene *TVB Entertainment News Channel*; acquired Asian drama channel *TVB Drama*; a channel dedicated to lifestyle in general *TVB Lifestyle* (which was renamed from *TVB Health*); the children's channel *TVB Kids*; and the music channel *TVBM*.

With the exception of *TVB Drama*, the contents of the other supplied channels carry a strong local production element. In addition, two channels from TVBS in Taiwan, namely *TVBS Asia* and *TVBS News* are being supplied to TVB Pay Vision Limited on a non-exclusive basis.

Other Businesses

(a) Investment in Hong Kong Pay TV Platform

Galaxy Satellite TV Holdings Limited was renamed as TVB Pay Vision Holdings Limited in April 2006. The Group is interested in 49% of the capital of TVB Pay Vision Holdings Limited.

In addition to distributing through satellite master antenna television and broadband service provided by Hutchison Global Communication Limited, TVB Pay Vision Limited secured an additional distribution agreement with PCCW Limited's NOW Broadband TV platform in February 2006. A bundle of TVB Pay Vision Limited's channels is made available to subscribers of the NOW platform. The bundle includes *TVBS Asia*, *TVBS News* and the eight exclusive channels supplied by TVB, and various other channels making up a total number of 20 channels.

(b) Internet and Mobile Content Supply

We now license our contents to all of the four licensed 3G mobile operators in Hong Kong. We continue to be aggressive in the sales of our contents to handheld telephone devices, and have recently extended our content distribution to the Sony PlayStation Portable platform.

Income from the sale of programmes to 3G and Internet broadband operators, and advertising on our website (www.tvb.com) grew by a single-digit percentage. Our efforts in cost control, coupled with the growth element, helped the net profit to show a double-digit percentage growth.

(c) Publishing Operations

Various actions taken last year in restructuring our operations have borne fruit and helped advertising revenue to grow by a double-digit percentage.

Competition remains fierce for the weekly magazine market which has negatively impacted on our circulation. Our circulation revenue, however, was maintained, due to the increase in the unit selling price of the magazine which was brought in at the last quarter of last year. Printing cost under a new contract which commenced in September 2005 increased by more than 20% and this had a substantial adverse impact on the net profit.

However, it is expected that the impact of the increased printing cost on profits in the second half of 2006 will not be so strong.

Digitisation

The implementation of our digital terrestrial television ("DTT") network plans is in progress. Town planning approval and land grant have been obtained respectively in May and June 2006, for the development of the Temple Hill main DTT transmission station. We are hopeful in meeting the DTT target launch date of the end of 2007 set by the Government.

Conversion to high definition television ("HDTV") production will begin in late 2006/early 2007 under a plan to equip a drama studio with HDTV equipment. Updating of more studios will follow.

Financial Review

Capital Assets, Investment, Liquidity and Debts

As at 30 June 2006, non-current assets of the Group stood at HK$2,423 million, which represented a decrease of 4% from 31 December 2005 of HK$2,522 million. The net decrease was attributable to the decrease in the net book value of property, plant and equipment.

Cash and bank balances as at 30 June 2006 amounted to HK$1,080 million, an increase of 10% over last year end (31 December 2005: HK$980 million). About 23% of the cash balance was maintained in overseas subsidiaries for their daily operation. The Group's financial position remains strong with no bank borrowings as at 30 June 2006. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars, Renminbi, US Dollars and New Taiwan Dollars.

Trade and other receivables, prepayments and deposits decreased from HK$1,354 million to HK$1,176 million, which represented a 13% decrease from the position at the end of last year. Specific provision had been made, where appropriate, to cover any potential bad and doubtful debts.

Trade and other payables and accruals decreased from HK$643 million to HK$541 million which represented a 16% decrease from the position at the end of last year. This was principally attributable to the reduction in the amount payable for a financial asset (51% equity interest in TVB Pay Vision Holdings Limited) as the remaining unpaid share capital which amounted to HK$56 million was paid up in March 2006.

As at 30 June 2006, capital commitments of the Group amounted to HK$621 million (31 December 2005: HK$183 million) which represented an increase of 239%, principally as a result of the expenses to be incurred for digitisation as stated above.

Contingent Liabilities
As at 30 June 2006, there were guarantees given to banks amounting to HK$9 million (31 December 2005: HK$9 million) for banking facilities granted to an investee company.

In March 2005 and February 2006, the Group received additional profits tax assessment notices from the IRD for the years of assessment 1998/99 and 1999/2000 on the profits generated by the Group's programme licensing and distribution business carried out overseas. The total amounts of the additional assessments of profits tax for 1998/99 and 1999/2000 were HK$98 million and HK$99 million respectively. The Group has been granted a holdover of these additional assessments by the IRD.

The Group has filed objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges
The Group's foreign currency exposure mainly arises from trade receipts from overseas customers. The Group will closely monitor its foreign exchange risk and enter into forward exchange contracts to hedge its foreign exchange exposure when necessary. No forward exchange contract was entered into by the Group during the Period under review.

PURCHASE, SALE OR REDEMPTION OF SHARES
During the six months ended 30 June 2006, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE
During the six months ended 30 June 2006, the Company has been in compliance with the Code Provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except that the Executive Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2).

Pursuant to Article 114(d) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that the Chairman, being the founder of the Company, possesses a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2006, in compliance with the Code.

AUDIT COMMITTEE
The majority of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited condensed consolidated financial information for the six months ended 30 June 2006 before they were presented to the Board of Directors for approval.

The interim results for the six months ended 30 June 2006 have not been audited, but have been reviewed by the Company's external auditors.

INTERIM REPORT
The interim report of the Company for the six months ended 30 June 2006 containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com).

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 24 August 2006

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. (Executive Chairman)
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
Mona Fong (Deputy Chairperson and Acting Managing Director)
Edward Cheng Wai Sun, J.P.*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee*
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (Alternate Director to Christina Lee Look Ngan Kwan)

* Independent Non-executive Directors

CCT TECH INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 261)

CONTINUING CONNECTED TRANSACTIONS

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 24 AUGUST 2006

The Board is pleased to announce that the ordinary resolution approving, inter alia, the CEP Manufacturing Agreement, the Continuing Connected Transactions and the Transactions Caps was duly passed by the Independent Shareholders by way of a poll at the SGM held on 24 August 2006.

Reference is made to the announcement of CCT Tech International Limited (the "**Company**") dated 17 July 2006 and the circular of the Company dated 8 August 2006 (the "**Circular**") regarding the Continuing Connected Transactions. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

RESULTS OF THE SGM

The Board is pleased to announce that the ordinary resolution approving, inter alia, the CEP Manufacturing Agreement, the Continuing Connected Transactions and the Transactions Caps was duly passed by the Independent Shareholders by way of a poll at the SGM held on 24 August 2006.

The branch share registrar and transfer office of the Company in Hong Kong, Tengis Limited, was appointed as the scrutineer for the vote-taking at the SGM.

Details of the poll results in respect of the ordinary resolution passed by the Independent Shareholders at the SGM are as follows:

Ordinary resolution	For	Against	Total number of votes
	Votes (%)	Votes (%)	
Ordinary resolution to approve, inter alia, the CEP Manufacturing Agreement, the Continuing Connected Transactions and the Transactions Caps	5,571,659,554 (100%)	0 (0%)	5,571,659,554

As at the date of this announcement, the total number of the Shares in issue is 64,366,993,990 Shares. As at the date of the SGM, CCT Telecom and its associates which were interested in a total of 48,035,751,124 Shares, representing approximately 74.63% of the existing total issued share capital of the Company, were required to abstain from voting on the ordinary resolution proposed at the SGM and have abstained from voting on such resolution at the SGM. As a result, only the Independent Shareholders holding a total of 16,331,242,866 Shares, representing approximately 25.37% of the existing total issued share capital of the Company, were entitled to attend and vote for or against the ordinary resolution proposed at the SGM.

The total number of votes of 5,571,659,554 voted for the ordinary resolution at the SGM, representing approximately 8.66% of the existing total issued share capital of the Company and no Independent Shareholders present in person, by corporate representative or by proxy (as the case may be) voted against the ordinary resolution at the SGM.

As at the date of this announcement, the executive Directors are Mr. Mak Shiu Tong, Clement, Mr. Tam Ngai Hung, Terry, Ms. Cheng Yuk Ching, Flora, Mr. Tong Chi Hoi, Mr. Li Man To and Dr. William Donald Putt and the independent non-executive Directors are Mr. Chow Siu Ngor, Mr. Lau Ho Kit, Ivan and Mr. Chen Li.

By Order of the Board of
CCT TECH INTERNATIONAL LIMITED
Mak Shiu Tong, Clement
Chairman

Hong Kong, 24 August 2006

GE-ICE LIMITED
NOTICE TO CREDITORS
IN MEMBERS' VOLUNTARY LIQUIDATION

On 17 July 2006, the Company was placed into Members' Voluntary Liquidation and Fung Tat Man of Room 3605, 36/F., West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong was appointed Liquidator by the shareholders.

NOTICE is hereby given that the creditors of the Company must send details in writing of any claim against the Company to the Liquidator, at Room 3605, 36/F., West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong by 12pm on 8 September 2006 which is the last day for providing claims.

NOTICE is also given that a first and final distribution will be made to creditors and that a creditor who does not provide details of their debts or claim by the date specified shall be excluded from the benefit of any distribution made before such debts are proved.

The Company shall pay all its known creditors in full.

Dated this 25th August 2006

Fung Tat Man
Liquidator

THE COMPANIES ORDINANCE
(CHAPTER 32)
FORTUNE MIND ENTERPRISE LIMITED
(IN MEMBERS' VOLUNTARY LIQUIDATION)
NOTICE TO CREDITORS
TO PROVE THEIR DEBTS

NOTICE IS HEREBY GIVEN that creditors of the Company, which is being voluntarily wound up, are requested on or before 25 September 2006 to send in their names, addresses and particulars of their debts or claims and the names and addresses of their Solicitors (if any) to the undersigned, the Liquidators of the Company at 18th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, and further, if so required by notice in writing from the said Liquidators, personally or by their Solicitors or representatives to come in and prove their said debts or claims at such time and place as shall be specified in such notice, or in default thereof, such creditors will be excluded from the benefit of any distribution made before such debts are proved.

Dated this 25th day of August, 2006

Stephen LIU Yiu Keung
Robert Armor MORRIS
Joint and Several Liquidators

CHINA EVERBRIGHT LIMITED

中國光大控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 165)

ANNOUNCEMENT

INTERIM RESULTS FOR THE SIX MONTHS PERIOD ENDED 30TH JUNE 2006

INTERIM RESULTS

The Directors of China Everbright Limited (the "Company") are pleased to announce that the unaudited interim results of the Company and its subsidiaries (collectively the "Group") for the six months period ended 30th June 2006. The interim financial report is unaudited, but has been reviewed by KPMG (auditors of the Company) in accordance with Statement of Auditing Standards 700, "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), whose independent review report is included in the interim report to be sent to shareholders. The interim financial report has also been reviewed by the Company's Audit Committee.

Consolidated Income Statement

	Note	1st January to 30th June 2006 *HK$'000*	1st January to 30th June 2005 *HK$'000* (Restated)
Turnover	2	1,533,232	660,101
Cost of sales		(1,294,957)	(512,228)
		238,275	147,873
Other income	2	147,443	90,146
Staff costs		(49,297)	(38,676)
Depreciation and amortisation expenses		(2,179)	(2,706)
Other operating expenses		(36,498)	(39,434)
Profit from operations		297,744	157,203
Finance costs		(38,804)	(7,489)
Gain on deemed disposal of interest in an associate		–	2,230
Share of profits less losses of associates		203,451	(5,626)
Profit before taxation		462,391	146,318
Income tax	3	(51,633)	(4,068)
Profit after taxation		410,758	142,250
Attributable to:			
Shareholders of the Company		403,971	133,786
Minority interests		6,787	8,464
		410,758	142,250
Dividends attributable to the period		–	–
Earnings per share	4		
– Basic		25.81 cents	8.56 cents
– Diluted		25.69 cents	8.54 cents

Consolidated Balance Sheet

	Note	30th June 2006 *HK$'000*	31st December 2005 *HK$'000*
Non-current assets			
Fixed assets		140,296	141,629
Investments in associates	5(a)	1,307,867	1,112,279
Available-for-sale securities	6	1,151,223	1,004,501
Other non-trading securities	7	95,346	–
Finance lease receivable		–	2,899
Intangible assets		1,250	1,250
		2,695,982	2,262,558
Current assets			
Advances to customers	8	589,123	591,764
Finance lease receivable		5,770	8,817
Amount due from ultimate holding company		2,613	2,613
Debtors, deposits and prepayments	9	481,423	243,757
Trading securities	10	709,932	496,543
Bank balances and cash – general accounts		2,116,734	2,334,389
		3,905,595	3,677,883
Current liabilities			
Creditors, deposits received and accrued charges	11	(239,132)	(209,012)
Trading securities	10	(104,451)	(19,307)
Amounts due to associates		(8,151)	(34,644)
Loan from ultimate holding company		(438,821)	(437,645)
Amount due to ultimate holding company		–	(47)
Provision for taxation		(291,295)	(243,686)
		(1,081,850)	(944,341)
Net current assets		2,823,745	2,733,542
Total assets less current liabilities		5,519,727	4,996,100
Deferred tax liabilities		(114,150)	(104,162)
NET ASSETS		5,405,577	4,891,938
CAPITAL AND RESERVES			
Share capital	13	1,565,812	1,564,876
Reserves		3,754,932	3,262,205
Total equity attributable to shareholders of the Company		5,320,744	4,827,081
Minority interests		84,833	64,857
TOTAL EQUITY		5,405,577	4,891,938

Consolidated Statement of Changes in Equity for the six months ended 30th June 2006

	Attributable to the shareholders of the Company										Minority interests	Total equity
	Share capital *HK$'000*	Share premium *HK$'000*	Option premium reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Capital redemption reserve *HK$'000*	Goodwill reserve *HK$'000*	Capital reserve *HK$'000*	Exchange reserve *HK$'000*	Retained earnings *HK$'000*	Total *HK$'000*	*HK$'000*	*HK$'000*
As at 1st January 2006	1,564,876	5,629,208	19,141	500,250	2,984	(3,672,032)	28,066	16,557	738,031	4,827,081	64,857	4,891,938
Surplus on revaluation	-	-	-	176,899	-	-	-	-	-	176,899	-	176,899
Share option forfeited	-	-	(273)	-	-	-	-	-	273	-	-	-
Net gain/(loss) not recognised in the income statement	-	-	(273)	176,899	-	-	-	-	273	176,899	-	176,899
Issue of shares – under share option scheme	936	2,627	(1,157)	-	-	-	-	-	-	2,406	-	2,406
Release upon disposal of available-for-sale securities	-	-	-	(116,165)	-	-	-	-	-	(116,165)	-	(116,165)
Increase in exchange reserve on interest in associates	-	-	-	-	-	-	-	12,127	-	12,127	-	12,127
Share of investment revaluation reserve of associates	-	-	-	6,503	-	-	-	-	-	6,503	-	6,503
Investment by minority shareholders	-	-	-	-	-	-	-	-	-	-	13,189	13,189
Equity settled share-based transactions	-	-	7,922	-	-	-	-	-	-	7,922	-	7,922
Profit for the period	-	-	-	-	-	-	-	-	403,971	403,971	6,787	410,758
As at 30th June 2006	1,565,812	5,631,835	25,633	567,487	2,984	(3,672,032)	28,066	28,684	1,142,275	5,320,744	84,833	5,405,577
Representing:												
Company and subsidiaries	1,565,812	5,631,835	25,633	560,984	2,984	(3,672,032)	10,000	(2,774)	1,766,708	5,889,150	84,833	5,973,983
Associates	-	-	-	6,503	-	-	18,066	31,458	(624,433)	(568,406)	-	(568,406)
As at 30th June 2006	1,565,812	5,631,835	25,633	567,487	2,984	(3,672,032)	28,066	28,684	1,142,275	5,320,744	84,833	5,405,577

	Attributable to the shareholders of the Company											Minority interests	Total equity
	Share capital *HK$'000*	Share premium *HK$'000*	Option premium reserve *HK$'000*	Asset revaluation reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Capital redemption reserve *HK$'000*	Goodwill reserve *HK$'000*	Capital reserve *HK$'000*	Exchange reserve *HK$'000*	Retained earnings *HK$'000*	Total *HK$'000*	*HK$'000*	*HK$'000*
As at 1st January 2005 as previously reported	1,563,601	5,626,086	-	121	470,205	2,984	(3,672,032)	27,044	(2,774)	453,673	4,468,908	16,828	4,485,736
Prior year adjustments: Changes in accounting policies	-	-	10,165	(121)	-	-	-	-	-	(12,715)	(2,671)	-	(2,671)
As at 1st January 2005 as restated, before opening balance adjustment	1,563,601	5,626,086	10,165	-	470,205	2,984	(3,672,032)	27,044	(2,774)	440,958	4,466,237	16,828	4,483,065
Opening balance adjustment: Financial instruments	-	-	-	-	(1,968)	-	-	-	-	(386)	(2,354)	-	(2,354)
As at 1st January 2005 as restated, after opening balance adjustment	1,563,601	5,626,086	10,165	-	468,237	2,984	(3,672,032)	27,044	(2,774)	440,572	4,463,883	16,828	4,480,711
Surplus on revaluation	-	-	-	-	72,805	-	-	-	-	-	72,805	-	72,805
Share option forfeited	-	-	(1,212)	-	-	-	-	-	-	1,212	-	-	-
Share of associate's reserve	-	-	-	-	-	-	-	471	-	-	471	-	471
Net gain/(loss) not recognised in the income statement	-	-	(1,212)	-	72,805	-	-	471	-	1,212	73,276	-	73,276
Issue of shares – under share option scheme	575	568	-	-	-	-	-	-	-	-	1,143	-	1,143
Release upon disposal of available-for-sale securities	-	-	-	-	(73,717)	-	-	-	-	-	(73,717)	-	(73,717)
Investment by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	99,906	99,906
Equity settled share-based transactions	-	-	4,199	-	-	-	-	-	-	-	4,199	-	4,199
Profit for the period	-	-	-	-	-	-	-	-	-	133,786	133,786	8,464	142,250
As at 30th June 2005	1,564,176	5,626,654	13,352	-	467,325	2,984	(3,672,032)	27,515	(2,774)	575,570	4,602,770	125,198	4,727,968
Representing:													
Company and subsidiaries	1,564,176	5,626,654	13,352	-	467,325	2,984	(3,672,032)	10,000	(2,774)	1,436,777	5,446,462	125,198	5,571,660
Associates	-	-	-	-	-	-	-	17,515	-	(861,207)	(843,692)	-	(843,692)
As at 30th June 2005	1,564,176	5,626,654	13,352	-	467,325	2,984	(3,672,032)	27,515	(2,774)	575,570	4,602,770	125,198	4,727,968

Condensed Consolidated Cash Flow Statement

	1st January to 30th June 2006 *HK$'000*	1st January to 30th June 2005 *HK$'000*
Net cash outflow from operating activities	(386,377)	(436,517)
Net cash inflow from investing activities	149,277	918,798
Net cash inflow from financing activities	17,909	101,143
Net (decrease)/increase in cash and cash equivalents	(219,191)	583,424
Cash and cash equivalents		
At 1st January	2,334,389	1,602,074
Effect of changes in exchange rate	1,536	(205)
At 30th June	2,116,734	2,185,293

NOTICE OF BANKRUPTCY ORDER
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings No. 1739 of 2006
Re: MAK LAI MING TRADING AS L-TECH ENGINEERING CO.<D309xxx>

In Bankruptcy Proceedings No. 3184 of 2006
Re: HO LAI SHUN<K034xxx>

In Bankruptcy Proceedings No. 3922 of 2006
Re: LO LAI CHING<C365xxx>

In Bankruptcy Proceedings No. 3929 of 2006
Re: CHAN MIU LING<H384xxx>

In Bankruptcy Proceedings No. 4664 of 2006
Re: POON CHAK KEI<C589xxx>

In Bankruptcy Proceedings No. 4723 of 2006
Re: CHAN HOK WAI<K596xxx>

In Bankruptcy Proceedings No. 4725 of 2006
Re: FUNG YUET MEI<K013xxx>

In Bankruptcy Proceedings No. 4746 of 2006
Re: CHUNG YIU HUNG<E868xxx>

In Bankruptcy Proceedings No. 4786 of 2006
Re: SUEN KIT<H480xxx>

In Bankruptcy Proceedings No. 4789 of 2006
Re: FAN TAK YUN<K288xxx>

In Bankruptcy Proceedings No. 4954 of 2006
Re: WONG HON SUM<C482xxx>

NOTICE is hereby given that Bankruptcy Orders against the abovenamed debtors were made on 16th August 2006. All debts due to the estates should be paid to me.

Dated this 25th day of August 2006

E T O'CONNELL
Official Receiver

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION HCBI NO. 653 OF 2006

Re: Chan King Kwong, Debtor

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 16th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of IBC Solutions Limited, Suite 101, Tsimshatsui Centre, 66 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on 11th September 2006, Monday at 3:00 p.m.

Bona fide Creditors can obtain a copy of (i) the Debtor's Proposal; (ii) the Statement of Affairs; (iii) the Nominee's Report and Comments; (iv) Proxy form; (v) a Notice of Claim form; and (vi) any other notes and notices from the office of IBC Solutions Limited, Suite 101, Tsimshatsui Centre, 66 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Dated this 25th August 2006.

Ng Kin Hung, CPA
Nominee

NOTICE OF INTENDED DIVIDEND
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE

In Bankruptcy Proceedings No. 4534 of 2001 (Summary Case)
Re: CHAN YAT ON

In Bankruptcy Proceedings No. 12226 of 2001 (Summary Case)
Re: WONG SING LOK

In Bankruptcy Proceedings No. 13138 of 2001 (Summary Case)
Re: LEUNG TIN SHEK

In Bankruptcy Proceedings No. 3486 of 2002 (Summary Case)
Re: LAU NGA YEE CHRISTINE

In Bankruptcy Proceedings No. 3867 of 2002 (Summary Case)
Re: CHEUNG LAI HEI

In Bankruptcy Proceedings No. 4902 of 2003 (Summary Case)
Re: KOON HON KIT

NOTICE is hereby given that dividends are intended to be declared in the above matters. Creditors who have not proved their debts by 9th September 2006 will be excluded from the above dividends.

Dated this 25th day of August 2006

E T O'CONNELL
Official Receiver & Trustee

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION NO. 622 OF 2006

Re: Chik Sin Ying, the Debtor

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 10th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at Bright Union & Company, Room 1702, 17/F, Melbourne Plaza, 33 Queen's Road Central, Hong Kong on 5th September 2006 (Wednesday) at 4:00 p.m.

A copy of (i) the Debtor's proposal, (ii) the statement of affairs, (iii) the nominee's comments on the proposal, (iv) a form of proxy and (v) a notice of claim form can be obtained from Bright Union & Company, Room 1702, 17/F, Melbourne Plaza, 33 Queen's Road Central, Hong Kong.

Dated this 25th day of August 2006.

Bright Union & Company
Room 1702, 17/F, Melbourne Plaza
33 Queen's Road Central,
Hong Kong
Tel: 2537 3348
Fax: 2537 3342

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION No. 623 OF 2006

Re: Chow Kwan Ho

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 14th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of Messrs. Jimmie K. S. Wong & Partners, Solicitors, 2nd Floor, Double Building, 22 Stanley Street, Central, Hong Kong on 11th September 2006 (Monday) at 2:00 p.m.

Creditors can obtain a copy of (i) the Debtor's proposal, (ii) the summary of statement of affairs, (iii) the nominee's reports and comments on the proposal, (iv) a form of proxy, (v) a notice of claim form and (vi) the important notes to the notice from the office of K C Liu & Co, Certified Public Accountants, of Room 502, 5th Floor, Double Building, 22 Stanley Street, Central, Hong Kong. (Ref.: JW/16310/2006)

Dated this 25th August 2006.

Liu Kwok Chu
Nominee

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION HCBI NO. 656 OF 2006

Re: Chan Wai Lun, Debtor

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 16th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of IBC Solutions Limited, Suite 101, Tsimshatsui Centre, 66 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on 11th September 2006, Monday at 2:00 p.m.

Bona fide Creditors can obtain a copy of (i) the Debtor's Proposal; (ii) the Statement of Affairs; (iii) the Nominee's Report and Comments; (iv) Proxy form; (v) a Notice of Claim form; and (vi) any other notes and notices from the office of IBC Solutions Limited, Suite 101, Tsimshatsui Centre, 66 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Dated this 25th August 2006.

Ng Kin Hung, CPA
Nominee

IN THE GRAND COURT OF THE CAYMAN ISLANDS

CAUSE NO. 220 OF 2006

In the matter of Freeman Corporation Limited
(民豐控股有限公司)
(formerly known as Inner Mongolia Development (Holdings) Limited
(內蒙發展(控股)有限公司))

And in the matter of the Companies Law (2004 Revision)

And Grand Court Rules 1995 Order 102

NOTICE IS HEREBY GIVEN that the Order of the Grand Court of the Cayman Islands dated the 18th August 2006 confirming the reduction of the issued ordinary share capital of the Company from HK$266,411,240.40 divided into 1,332,056,202 ordinary shares of HK$0.20 each to HK$133,205,620.20 divided into 1,332,056,202 ordinary shares of HK$0.10 each resolved on and effected by special resolution passed at an extraordinary general meeting of the Petitioner held on 11th May 2006 be and the same is hereby confirmed in accordance with the provisions of the above-mentioned Law were registered by the Registrar of Companies on 21st August 2006.

Dated this 25th day of August 2006

Charles Adams Ritchie & Duckworth
Attorneys-at-Law for the Petitioner
P.O. Box 709 G.T.
Grand Cayman
Cayman Islands

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION No. 614 OF 2006

Re: Cheung Chow Fan

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 14th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of Messrs. Jimmie K. S. Wong & Partners, Solicitors, 2nd Floor, Double Building, 22 Stanley Street, Central, Hong Kong on 11th September 2006 (Monday) at 3:30 p.m.

Creditors can obtain a copy of (i) the Debtor's proposal, (ii) the summary of statement of affairs, (iii) the nominee's reports and comments on the proposal, (iv) a form of proxy, (v) a notice of claim form and (vi) the important notes to the notice from the office of K C Liu & Co, Certified Public Accountants, of Room 502, 5th Floor, Double Building, 22 Stanley Street, Central, Hong Kong. (Ref.: JW/16359/2006)

Dated this 25th August 2006.

Liu Kwok Chu
Nominee

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION No. 633 OF 2006

Re: Chan Yuk Lan

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 15th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of Messrs. Jimmie K. S. Wong & Partners, Solicitors, 2nd Floor, Double Building, 22 Stanley Street, Central, Hong Kong on 12th September 2006 (Monday) at 2:30 p.m.

Creditors can obtain a copy of (i) the Debtor's proposal, (ii) the summary of statement of affairs, (iii) the nominee's reports and comments on the proposal, (iv) a form of proxy, (v) a notice of claim form and (vi) the important notes to the notice from the office of K C Liu & Co, Certified Public Accountants, of Room 502, 5th Floor, Double Building, 22 Stanley Street, Central, Hong Kong. (Ref.: JW/16376/2006)

Dated this 25th August 2006.

Liu Kwok Chu
Nominee

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION No. 615 OF 2006

Re: Wong Ho Keung

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 14th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at the office of Messrs. Jimmie K. S. Wong & Partners, Solicitors, 2nd Floor, Double Building, 22 Stanley Street, Central, Hong Kong on 11th September 2006 (Monday) at 10:30 a.m.

Creditors can obtain a copy of (i) the Debtor's proposal, (ii) the summary of statement of affairs, (iii) the nominee's reports and comments on the proposal, (iv) a form of proxy, (v) a notice of claim form and (vi) the important notes to the notice from the office of K C Liu & Co, Certified Public Accountants, of Room 502, 5th Floor, Double Building, 22 Stanley Street, Central, Hong Kong. (Ref.: JW/16334/2006)

Dated this 25th August 2006.

Liu Kwok Chu
Nominee

Companies Ordinance (Chapter 32)
Nissin Industries Ltd
Notice to Creditors

The above-named company has approved a payment out of capital for the purpose of acquiring its own shares by purchase; the directors' statement and auditors' report are available for inspection at the company's registered office, Flat B, 13/F, North Point Ind Bldg, 499 King's Road, Hong Kong; and any creditor of the company may at any time before 27 Sept 2006 apply to the court for an order prohibiting the payment.

Nissin Industries Ltd
25 August, 2006

THE COMPANIES ORDINANCE
(CHAPTER 32)
GOLDEN TOP INDUSTRIES LIMITED

Pursuant to Section 241 of the Companies Ordinance

NOTICE IS HEREBY GIVEN that pursuant to section 241 of the Companies Ordinance (Chapter 32), a meeting of the creditors of the above named company will be held at Room 1206, 12/F, New Victory House, 93 Wing Lok Street, Central, Hong Kong on 18 September 2006 (Monday) at 10:00 a.m. for the purposes mentioned in sections 241, 242, 243, 244 and 255A of the Companies Ordinance.

Creditors may vote either in person or by proxy. Forms of proxy to be used at the meeting must be lodged at Room 1206, 12/F, New Victory House, 93 Wing Lok Street, Central, Hong Kong not later than 4:00 pm on the day before the meeting or adjourned meeting at which they are to be used.

Dated this 25th day of August 2006.

By Order of the Board of
GOLDEN TOP INDUSTRIES LIMITED
KAM PUN LAI
Director

NOTICE OF CREDITORS' MEETING
IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE BANKRUPTCY PROCEEDINGS INTERIM ORDER APPLICATION NO. 621 OF 2006

Re: Ma Kam Ming, the Debtor

NOTICE is hereby given that the Creditors' Meeting summoned by interim order made on 10th August 2006 to consider the proposal for a voluntary arrangement of the above-named debtor will be held at Bright Union & Company, Room 1702, 17/F, Melbourne Plaza, 33 Queen's Road Central, Hong Kong on 6th September 2006 (Wednesday) at 3:00 p.m.

A copy of (i) the Debtor's proposal, (ii) the statement of affairs, (iii) the nominee's comments on the proposal, (iv) a form of proxy and (v) a notice of claim form can be obtained from Bright Union & Company, Room 1702, 17/F, Melbourne Plaza, 33 Queen's Road Central, Hong Kong.

Dated this 25th day of August 2006.

Bright Union & Company
Room 1702, 17/F, Melbourne Plaza
33 Queen's Road Central,
Hong Kong
Tel: 2537 3348
Fax: 2537 3342

NANJING PANDA ELECTRONICS COMPANY LIMITED

南京熊猫電子股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0553)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

Important Notice

The Board and its Directors of the Company confirm that there are no misleading statements, misrepresentation, or material omissions contained in this announcement and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the contents of this announcement. The purpose of this interim results announcement is to provide the public investors with a summary of the Company's results for the six months ended 30 June 2006. The whole text of the 2006 Interim Report would be published on the website of Shanghai Stock Exchange (http://www.sse.com.cn) on or before 25 August 2006. Investors should carefully read the whole text of the 2006 Interim Report for details before making any significant decisions.

For the reason of business trip, Mr. Ma Chung Lai, Lawrence (independent non-executive Directors) appointed Mr. Cai Lianglin (independent non-executive Director) to attend the Board meeting held on 24 August 2006 and vote on his behalf.

The financial statements of the Company for the six months ended 30 June 2006 were unaudited.

The Chairman of the Company, Mr. Li Anjian, Chief Accountant, Mr. Shen Jianlong, and the manager of finance department, Ms. Wu Yuzhen, have declared that they guarantee the truthfulness and completeness of the financial statements in the 2006 Interim Report.

The board of directors (the "Board") and the directors (the "Directors") of Nanjing Panda Electronics Company Limited (the "Company") and its subsidiaries (the "Group") is pleased to announce the summary of the results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 (the "Reporting Period"). Investors should carefully read the whole text of the 2006 Interim report ("2006 Interim Report") for details before making any significant decisions. (The whole text of which would be published on the website of Shanghai Stock Exchange (http://www.sse.com.cn) on or before 25 August 2006.) The financial statements of the Company for the six months ended 30 June 2006 were unaudited.

I. BASIC COMPANY INFORMATION

(1) Company Profile

1. Legal Chinese name of the Company : 南京熊猫電子股份有限公司
   Legal English name of the Company : Nanjing Panda Electronics Company Limited
   Abbreviation of English Name of the Company : NPEC
2. Place of listing : H Shares : The Stock Exchange of Hong Kong Limited
   A Shares : Shanghai Stock Exchange
   Abbreviation of stock : H Shares : Nanjing Panda
   A Shares : Nanjing Panda
   Stock Code : H Shares : 0553
   A Shares : 600775
3. Secretary of the Board : Shen Jianlong
   Securities Representative of the Board : Chen Yebao
   Correspondence Address : 301 Zhong Shan Road East, Nanjing, the People's Republic of China (Postal Code: 210002)
   Telephone : (8625)-84801144
   Facsimile : (8625)-84820729
   E-mail address : dms@panda.cn

(2) Key Financial Data and Indices

1 Prepared in accordance with the PRC Accounting Standards (unaudited)

	As at 30 June 2006 (RMB)	As at 31 December 2005 (RMB)	Increase / (decrease) during the Reporting Period (%)
Current assets	1,713,923,128.46	1,779,748,279.92	(3.70)
Current liabilities	1,398,131,119.64	1,343,754,568.77	4.05
Total assets	2,730,911,264.54	2,640,844,839.45	3.41
Shareholders' funds (excluding minority interests)	1,288,967,544.02	1,258,237,459.35	2.44
Net assets per share	1.97	1.92	2.60
Adjusted net assets per share	1.95	1.76	10.80

	January to June 2006 (RMB)	January to June 2005 (RMB)	Increase / (decrease) from the previous corresponding period of the previous year (%)
Net profit	31,144,193.10	44,261,274.56	(29.64)
Net profit after extraordinary items	17,414,650.31	44,224,959.77	(60.62)
Earnings per share	0.0475	0.0676	(29.64)
Return on net assets (%)	2.42	3.61	(32.96)
Net cash flow arising from operating activities	(16,800,488.52)	47,834,266.24	(135.09)

Notes: The extraordinary items deducted during the Reporting Period amounted to RMB13,729,542.79, including (1) loss generated by disposal of long-term equity investment, fixed assets, construction in progress, intangible assets and other long-term assets being RMB(1,575,469.77); (2) government subsidy of all forms being RMB365,620.00; (3) other non-operating income and expenses after provision for diminution in value of assets of the Company determined according to Accounting Systems for Business Enterprises being RMB111,459.57; (4) reversion of provision for bad debts in prior years being RMB15,351,000.00; (5) the above items' effect index on income tax being RMB(483,205.19); (6) the above items' effect index on minority interests being RMB(39,861.82).

2 Prepared in accordance with Generally Accepted Accounting Principles in Hong Kong (Unaudited)

Consolidated income statement
For the six months ended 30 June 2006

	Note	January to June 2006 (Unaudited) RMB'000	January to June 2005 (Unaudited) RMB'000
Turnover	2	353,602	338,596
Cost of sales		(303,862)	(293,246)
Gross profit		49,740	45,350
Other revenue		7,965	6,097
Distribution costs		(12,661)	(10,920)
Administrative expenses		(46,282)	(60,872)
Loss from operations		(1,238)	(20,345)
Finance costs		(27,857)	(31,828)
Share of results of associates		66,972	101,375
Profit before taxation		37,877	49,202
Income tax expenses	3	(1,659)	(963)
Profit for the period		36,218	48,239
Attributable to:			
Equity holders of the Company		32,994	44,931
Minority interests		3,224	3,308
		36,218	48,239
Dividends	4	–	–
Earnings per share (RMB)	5	0.05	0.07

Consolidated balance sheet
As at 30 June 2006

	Note	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Assets and liabilities			
Non-current assents			
Property, plant and equipment		296,722	302,430
Land use right		1,624	1,645
Construction in progress		109,345	20,448
Intangible assets		–	4,103
Goodwill		959	–
Interests in associates		638,692	561,720
		1,047,342	890,346
Current assets			
Inventories		237,472	175,155
Bills receivables		6,946	4,247
Trade receivables	6	112,733	110,670
Other receivables, deposits and prepayments		726,829	750,548
Amounts due from fellow subsidiaries, associates and related companies		12,718	23,898
Amount due from ultimate holding company		165,015	269,431
Bank balances and cash		361,237	347,457
Taxation		1,611	87
		1,624,561	1,681,493
Current liabilities			
Borrowings		924,972	839,135
Trade payables	6	130,533	145,808
Other payables, customers' deposits and accrued charges		242,886	251,112
Obligations under finance leases		4,250	–
Amounts due to fellow subsidiaries, associates and related companies		10,390	9,456
		1,313,031	1,245,511
Net current assets		311,530	435,982
Total assets less current liabilities		1,358,872	1,326,328
Non-current liabilities			
Obligations under finance leases		(2,125)	–
Net assets		1,356,747	1,326,328
Equity			
Share capital		655,015	655,015
Share premium and reserves		663,555	630,561
Attributable to equity holders of the Company		1,318,570	1,285,576
Minority interests		38,177	40,752
Total equity		1,356,747	1,326,328

Notes:

(1) Principal accounting policies

The interim financial statements have been prepared under the historical cost convention, and in accordance with generally accepted accounting principles in Hong Kong.

The interim financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These unaudited financial statements should be read in conjunction with the 2005 annual report.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the Group's annual financial statements for the year ended 31 December 2005 except as described below.

In the current period, HKICPA issued the following standards and interpretations, which is applicable to the Group's operation and effective for accounting periods beginning on or after 1 January 2006.

The adoption of the standards and interpretations did not result in substantial changes to the Group's accounting policies.

HKAS 21 (Amendment) Net Investment in a Foreign Operation
HKAS 39 (Amendment) The Fair Value Option
HKFRIC 4 Determining Whether an Arrangement Contains a Lease

At the date of this report, the following standards and interpretations were in issue but not yet effective:

HKAS 1 (Amendment) Capital Disclosures
HKFRS 7 Financial Instruments: Disclosures

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group.

(2) Turnover

The principal activities of the Group are the development, manufacture and sale of satellite telecommunication products, electromechanical products, electronic information products and electronic manufacturing products. Turnover represents the invoiced value of goods sold and services provided to outside customers, net of sales taxes.

(3) Income tax expenses

	Jan - Jun 2006 (unaudited) RMB'000	Jan - Jun 2005 (unaudited) RMB'000
PRC income tax	1,659	963

In 1995, the Company changed the place of its registration to Pukou, Nanjing, which is a High and New Technology Zone. On 29 August 1995, the Company was recognised by the Jiangsu Science and Technology Commission as a High and New Technology Enterprise and such status has enabled the Company to pay income tax at the rate of 15 percent of its assessable profit with effect from 1 January 1995.

All subsidiaries of the Company pay income tax at the rates ranging from 15 to 33 percent.

(4) Interim dividend

The Directors do not recommend the payment of an interim dividend (six months ended 30 June 2005 : Nil).

(5) Earnings per share

The calculation of the earnings per share is based on the profit attributable to shareholders of the Company for the six months ended 30 June 2006 of RMB32,994,000 (six months ended 30 June 2005: profit of RMB44,931,000) and on the 655,015,000 shares in issue throughout the Reporting Period.

(6) Trade receivables and trade payables

The Group allows a credit period of in the range of 30 to 180 days to its trade customers.

The following is an aged analysis of trade debtors net of allowances for bad and doubtful debts as at 30 June 2006:-

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Within 1 year	98,783	100,050
1 to 2 years	8,433	7,916
2 to 3 years	3,369	1,965
Over 3 years	2,148	739
	112,733	110,670

The following is an aged analysis of trade creditors at 30 June 2006:-

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Within 1 year	104,052	113,788
1 to 2 years	12,044	20,095
2 to 3 years	1,801	3,807
Over 3 years	12,636	8,118
	130,533	145,808

3 Differences between accounting principles generally accepted in Hong Kong and PRC Accounting Standards as applicable to the Group (unaudited)

The interim financial statements prepared under accounting principles generally accepted in Hong Kong and those prepared under PRC Accounting Standards have the following major differences:

Impact on the consolidated income statement

	Jan - Jun 2006 RMB'000	Jan - Jun 2005 RMB'000
Profit attributable to shareholders as per interim financial statements prepared under the accounting principles generally accepted in Hong Kong	32,994	44,931
Income and expenditure taken directly to reserves	(2)	–
Minority interest	346	292
Amortisation of revaluation surplus on trademarks	225	450
Amortisation of unrecognized intangible assets	(100)	(100)
Other assets previously written off	–	(571)
Goodwill amortisation of purchased associates	(270)	(552)
Others	(2,049)	(189)
Profit attributable to shareholders as per interim financial statements prepared under PRC accounting standards	31,144	44,261

II. CHANGES IN SHARE CAPITAL AND SHAREHOLDING OF SUBSTANTIAL SHAREHOLDERS

(1) Changes in Share Capital

During the Reporting Period, there was no change in share capital of the Company.

(2) Information of shareholders

1. As at 30 June 2006, the number of shareholders of the Company was 21,785, of which there were 21,737 shareholders holding A Shares and 48 shareholders holding H Shares.
2. Shareholdings of the top ten shareholders

As at 30 June 2006, the top ten shareholders of the Company and their respective shareholdings are as follows:

Name of shareholders	Nature of shareholders (State-owned or foreign shareholders)	Percentage of shareholding (%)	Number of shares held	Number of non-circulating shares held	Number of shares pledged or frozen
Panda Electronics Group Limited	State-owned shareholder	51.15	335,015,000	335,015,000	72,500,000 shares were pledged, 162,515,000 shares were judicially frozen and 100,000,000 shares were pledged and judicially frozen
HKSCC Nominees Limited	Foreign shareholder	36.69	240,329,399	–	Unknown
[illegible] Securities Investment Fund	Public shareholder	0.154	1,006,[illegible]	–	Unknown
[illegible] Securities Investment Fund	Public shareholder	0.133	[illegible]	–	Unknown
[illegible] Development [illegible] Securities Investment Fund	Public shareholder	0.127	[illegible]	–	Unknown
[illegible]	Public shareholder	0.108	710,613	–	Unknown
[illegible] Wei	Public shareholder	0.105	685,815	–	Unknown
[illegible]	Foreign shareholder	0.084	550,000	–	Unknown
[illegible]	Public shareholder	0.082	535,000	–	Unknown
[illegible]	Public shareholder	0.076	[illegible]	–	Unknown



NANJING PANDA ELECTRONICS COMPANY LIMITED
南京熊猫電子股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0553)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

Notes:

(1) Among the shareholders named above, Panda Electronics Group Limited ("PEGL") held 355,015,000 shares, representing 54.20% of the issued share capital of the Company, which were State-owned Legal Person Shares of non-circulating shares. There was no change in the shareholding held by PEGL during the Reporting Period. However, it has already pledged its 72,500,000 shares; 182,515,000 shares were judicially frozen and 100,000,000 shares were pledged and judicially frozen. Please refer to the announcements dated 5 December 2005 and 6 July 2006 and published in Shanghai Securities News, China Securities Journal, Ta Kung Pao and The Standard on 6 December 2005 and 7 July 2006 for the capitalised terms used in Note (1) and further details.

(2) HKSCC Nominees Ltd. held 240,329,899 H Shares, representing 36.69% of the issued share capital of the Company, on behalf of a number of clients. The Company is not aware of any individual client holding more than 5% of share capital issued by the Company.

(3) There is no connected relationship or party acting in concert among PEGL and the second to tenth shareholders of the Company. H shares and A shares held by the second to tenth shareholders are circulating shares issued to the public. The Company is not aware of any connected relationship or party acting in concert among the second to tenth shareholders of the Company.

3. Details of the top ten holders of circulating shares as at 30 June 2006

Name of shareholders	Number of circulating shares held	Class of shares
HKSCC Nominees Limited	240,329,899	H share
Hanbo Securities Investment Fund	1,006,391	A share
Hanxing Securities Investment Fund	871,142	A share
Fullgoal Development Balance Securities Investment Fund	833,521	A share
Huang Jiafu	710,633	A share
Xu Wei	685,845	A share
Tse Wing Pak	550,000	H share
Huang Haibin	535,009	A share
Chen Limin	496,164	A share
Lai Shuijiao	419,800	A share

Note: The Company is not aware that there is connected relationship or party acting in concert among the top ten holders of circulating shares.

III. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(1) Shareholdings of Directors, Supervisors and Senior Management

As at 30 June 2006, the shareholdings of Directors, Supervisors and Senior Management are as follows:

Name	Position	No. of Shares held at the beginning of the Reporting Period (A Share)	No. of Shares held at the end of the Reporting Period (A Share)	Percentage of share capital in issue (%)
Li Anjian	Chairman, General Manager	–	–	–
Xu Guofei	Non-executive Director, Vice Chairman	1,886	1,886	0.003
Liu Aifang	Non-executive Director	–	–	–
Zhu Lifeng	Non-executive Director	2,743	2,743	0.004
Shi Qunsheng	Non-executive Director	3,343	3,343	0.005
Lu Qing	Non-executive Director	–	–	–
Wan Hui	Independent non-executive Director	–	–	–
Cai Lianglin	Independent non-executive Director	–	–	–
Ma Chung Lai, Lawrence	Independent non-executive Director	–	–	–
Zhang Zhenping	Chairman of the Supervisory Committee	3,429	3,429	0.005
Zhong Youliang	Supervisor	–	–	–
Tang Min	Supervisor	–	–	–
Wu Shiyuan	Independent Supervisor	–	–	–
Sun Subin	Independent Supervisor	–	–	–
Wang Hongjia	Deputy General Manager	8,300	8,300	0.013
Wu Liulin	Deputy General Manager	–	–	–
Liu Kun	Deputy General Manager	–	–	–
Shen Jianlong	Chief Accountant, Secretary to the Board	–	–	–

(2) New appointments or dismissals of Directors, Supervisors and Senior Management during the Reporting Period

At the eighth meeting of the Fifth Board held on 20 April 2006, it was resolved that Mr. Zhang Zuzhong be resigned from his position of the Director and Vice Chairman for reason of aging and Mr. Xu Guofei be elected as Vice Chairman and resolved that Mr. Wu Liulin be resigned from his position of Chief Accountant for reason of work change and Ms. Chen Ping be resigned from her position of Vice General Manager and Secretary to the Board; and Mr. Wu Liulin be appointed as Deputy General Manager of the Company and Mr. Shen Jianlong as Chief Accountant and Secretary to the Board.

Mr. Lu Qing was elected as Director of the Fifth Board at the Annual General Meeting 2005 held on 30 June 2006.

IV. MANAGEMENT DISCUSSION AND ANALYSIS

(1) Principal operations during the Reporting Period

1. Principal operations of the Company

The principal operations of the Company are satellite communication products, electromechanical products, electronic information products and electronic manufacturing business.

In 2006, the Company will continue to put efforts on technological improvement, to secure investment in R&D of new products and technology, to nurture and keep close eye on business with good development prospect, such as satellite communication and electronic manufacturing business, to strengthen control management and hedge against operation risks, in order to achieve a stable development of the businesses. Meanwhile, the development of sino-foreign joint venture enterprise remains good.

Under the PRC accounting standards, revenue from principal operations of the Company for January to June 2006 amounted to RMB356 million, representing an increase of 4.61% as compared with the corresponding period of last year; net profit attributable to shareholders of the Company amounted to RMB31.1442 million, representing a decrease of 29.64% as compared with the corresponding period of last year. Under the HK GAAP, revenue from principal operations of the Company for January to June 2006 amounted to RMB354 million, representing an increase of 4.43% as compared with the corresponding period of last year; net profit attributable to shareholders of the Company amounted to RMB32.994 million, representing a decrease of 26.57% as compared with the corresponding period of last year.

2. Principal Operations by business or product segments (Prepared under the PRC accounting standards) (unandited)

RMB'000

Business or product	Principal operating income	Principal operating costs	Gross profit margin (%)	Revenue from principal operation increase / (decrease) over last period (%)	Principal operating costs increase / (decrease) over last period (%)	Gross profit margin increase / (decrease) over last period (%)
Electronic manufacturing	104,827	86,154	17.81	14.50	11.40	16.68
Electronic information	123,080	111,898	9.09	21.27	20.46	7.32
Electromechanical	106,584	91,183	14.45	20.60	15.50	35.30
Satellite communications	17,100	10,640	37.78	(50.75)	(52.89)	8.07
Others	4,115	3,987	3.11	(82.77)	(81.44)	(69.16)
Total	355,706	303,862	14.57	4.61	3.62	5.89

3. Operation of the principal controlling and investee companies

(1) Nanjing Ericsson Panda Communication Co., Ltd. ("ENC")

ENC is held as to 27% by the Company, 25% by Telefonaktiebolaget L.M. Ericsson, 26% by Ericsson (China), 20% by China Potevio Co., Ltd. and 2% by Hong Kong Yung Shing Enterprise Company. ENC is mainly engaged in producing products, such as GSM, GPRS, CDMA mobile telecommunication system products and network communication systems. As a logistic centre in Asia Pacific region for Ericsson, it is also the largest supplier of GSM and GPRS equipment and one of the major CDMA equipment suppliers in the PRC. Under the PRC accounting standards, it recorded sales revenue of RMB4,411 million in the Reporting Period, representing an increase of 8.89% as compared with the corresponding period of last year and recorded net profit of RMB169 million, representing an increase of 27.07% when compared to the corresponding period of last year.

(2) Beijing SE Putian Mobile Communication Co., Ltd. ("BMC")

BMC is held as to 20% by the Company, 51% by Sony Ericsson Mobile Communication Limited, 27% by China Potevio Co., Ltd. and 2% by Yung Shing. BMC is mainly engaged in manufacturing of mobile terminals (mobile phones) under the brand of Sony Ericsson. Under the PRC accounting standards, it recorded sales of RMB9,553 million in the Reporting Period, representing an increase of 18.45% as compared with the corresponding period of last year and recorded net profit of RMB119 million, representing a decrease of 60.73% as compared to the corresponding period of last year.

(2) Summary of analysis of operational performance and financial position

1. Analysis of reasons for movements of principal financial indicators (Prepared under the PRC Accounting Standards, unaudited)

Unit: RMB

Items	January to June 2006	January to June 2005	Change (%)
Revenue from principal operations	355,706,000.15	340,026,439.38	4.61
Profits of principal operations	49,739,359.30	45,350,186.33	9.68
Net profit	31,144,193.10	44,251,274.56	(29.64)
Increase / (decrease) in cash and cash equivalents	45,364,724.21	107,193,193.69	(57.68)
Items	**30 June 2006**	**31 December 2005**	**Change (%)**
Total assets	2,730,911,264.54	2,640,844,839.45	3.41
Shareholders' funds	1,283,967,544.02	1,258,237,459.35	2.44

Explanations: The net profit in the Reporting Period decreased by 29.64% as compared with the corresponding period of last year, mainly due to a decrease in the Company's investment gain because the joint venture, Beijing SE Putian Mobile Communications Co., Ltd., recorded a significant decrease in net profit for the first half of 2006.

2. Liquidity of asset

In accordance with the Generally Accepted Accounting Principles in Hong Kong, as at 30 June 2006, the Company's consolidated gearing ratio (the ratio of total liability to total assets) was 49.22%; current net assets value was RMB312 million; liquidity ratio was 1.24; quick ratio was 1.06; bank deposits and cash were RMB361 million; total loan amounted to approximately RMB925 million with a standard annual interest rate of 5.85% (the rate is 6.12% since 19 August 2006).

(3) Investments in the Reporting Period

The Company did not utilise any proceeds raised in the Reporting Period or continue any use thereof commencing from the previous periods, nor have any material investment financed by non-raised funds.

(4) Business plans for the second half of the year 2006

In the second half of 2006, based on the foundation of the current principal businesses, including satellite telecommunication, electromechanical, electronic information and electronic manufacturing business, adjust its business structure and strengthen business integration to speed up the stable development of principal businesses, enhances international cooperation to secure stable and increases investment return and improves the operating results of the Company.

(5) Employees of the Company

As at 30 June 2006, there were 1,965 employees in the Company, of which 1,191 were engaged in production, 384 in technology, 41 in sales, 61 in finance and 288 in administration and management. There were 727 retirees, for whom the Company undertook to pay retirement pension.

V. SIGNIFICANT EVENTS

(1) During the Reporting Period, the Company did not make any profit appropriation, transfer of public reserves to increase share capital and plans for new issue which were recommended in the previous period and implemented in the Reporting Period. The Company does not make profit distribution and does not increase its share capital by transfer from public reserve in the Reporting Period.

(2) Material litigation and arbitration

There was no litigation and arbitration which was material to the Company that occurred during the Reporting Period or has already occurred in the previous periods and subsisted during the Reporting Period.

(3) Explanation for analysis of other significant events and their influence and solutions

1. On 9 March 2005, the Company entered into the assignment of debt agreement (the "Assignment of Debt Agreement") with Nanjing Panda Mobile Communication Equipment Co., Ltd. ("Panda Mobile") and Jiangsu Province Investment Management Company Limited (江蘇省投資管理有限責任公司) ("Jiangsu Investment Management"), pursuant to which the Company agreed to the transfer of the RMB500 million (the "Debt") owed by from Panda Mobile as at 9 March 2005 to Jiangsu Investment Management and Jiangsu Investment Management agreed to repay the Debt to the Company.

Ever since the signing of the Assignment of Debt Agreement, the Company has proactively liaised with Jiangsu Investment Management for the repayment of the Debt and entered into a further assignment of debt agreement ("Further Assignment of Debt") on 8 May 2006 with Jiangsu Investment Management and Jiangsu International Trust & Investment Corporation Limited (江蘇省國際信託投資有限責任公司) ("Jiangsu International Trust"), pursuant to which Jiangsu International Trust assumed the Debt owed to the Company and the interest incurred thereon. Also, on 8 May 2006, the Company entered into an equity transfer agreement (the "Equity Transfer Agreement") with Jiangsu International Trust, pursuant to which Jiangsu International Trust would transfer 25% equity interest in Hua Fei Colour Display Systems Company Limited (華飛彩色顯示系統有限公司) (the "JIT Shares"), which was valued at RMB522,487,000, to the Company in satisfaction of the Debt. The consideration of transfer of JIT Shares was the Debt, being the total sum of RMB500,000,000 and interests incurred thereon, totaling RMB522,487,000.

During the Reporting Period, the Company completed the audit and evaluation of JIT Shares and the independent financial advisor has given advice to the independent board committee and independent shareholders of the Company. The assignments of the Debt and the transfer of the JIT Shares were considered and approved at extraordinary general meeting of the Company held on 17 August 2006.

The Board was of the opinion that upon completion of the assignments of Debt and the transfer of the JIT Shares, the Company will be able to recover the Debt previously owed by Panda Mobile. Moreover, the Company can share Hua Fei's desirable business results in the industry, thereby increasing investment income and contributing stable income streams to the Company. Therefore, the assignments of Debt and the transfer of the JIT Shares would be in the interests of the Company and the shareholders as a whole.

The transfer of JIT Shares is subject to approval of the relevant governmental authorities.

Please refer to the announcements dated 11 May 2006, 1 June 2006, 16 June 2006 and 17 August 2006 and published in China Securities Journal, Shanghai Securities News, Ta Kung Pao and The Standard in Hong Kong on 12 May 2006, 17 June 2006 and 18 August 2006, the circular dispatched on 30 June 2006 to holders of H Shares and the circular published on 8 July 2006 on the website of http://www.sse.com.cn as designated by China Securities Regulatory Commission for details.

2. Pursuant to the requirements set out in the "Notice of endorsement of opinions from the China Securities Regulatory Committee on raising the quality of listed companies" (《國務院批轉證監會關於提高上市公司質量意見的通知》) (Guo Fa [2005] No. 34) and the "Settlement plan for non-operating capital appropriation of the controlling shareholder" (《控股股東非經營性資金佔用的清欠方案》) (the "Plan") adopted in principle by the Board, the Company has received repayments from PEGL.

PEGL undertook not to increase the appropriation of Company's fund for non-operating purpose under the Share Segregation Reform. It further undertook to settle the problem relating to the appropriation of the Company's capital by PEGL by ways of cash settlement and satisfaction of debts by assets by the end of 2006 in line with the Plan. The Company will expedite PEGL for repayment of funds appropriated by PEGL for non-operating purpose in accordance with the Plan.

The balance of non-operating capital appropriated by PEGL and its subsidiaries at the beginning of the Reporting Period was RMB275.31 million and at the end of the Reporting Period was RMB223.39 million. The Company has received a repayment of RMB107.24 million in cash from PEGL by now. The details of the repayments and the progress were as follows:

Time of proposed repayment	Repayment method	Proposed repayment amount (RMB0'000)	Actual repayment amount (RMB0'000)
By end of April 2006	Cash	1,500	1,500*
By end of May 2006	Cash	1,792	1,792*
By end of June 2006	Cash	0	1,900*
By end of July 2006	Cash	5,383	5,300*
By end of August 2006	Cash	0	232
By end of September 2006	Cash and assets	5,000	
By end of October 2006	Cash	2,772	
By end of November 2006	Cash	6,500	
By end of December 2006	Cash	4,584	
Total		27,531	10,724

*: For details, please refer to the announcements published in China Securities Journal, The Shanghai Securities News, Hong Kong Ta Kung Pao, The Standard and on the website of Shanghai Stock Exchange www.sse.com.cn on 1 June, 30 June, 5 July and 8 August 2006.



NANJING PANDA ELECTRONICS COMPANY LIMITED

南京熊猫電子股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0553)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

3. Progress of Share Segregation Reform of the Company

Reference is made to the announcements dated 26 June 2006, 29 June 2006, 6 July 2006, 24 July 2006 and 28 July 2006 which were published in the Shanghai Securities News, China Securities Journal, Hong Kong Ta Kung Pao and The Standard on 26 June, 30 June, 7 July 2006, 25 July 2006 and 28 July 2006. The capitalized terms therein are adopted in this section unless otherwise required.

Pursuant to the revised Share Segregation Reform Proposal, PEGL, the sole holder of non-circulating shares of the Company agreed to offer a total of 20,300,000 shares as a consideration to holders of circulating A shares of the Company, whose names appear on the register of members at the close of business on the Reform Implementation and Shareholding Record Date in exchange for the granting of listing status to all non-circulating shares. (i.e. 3.5 Non-circulating Shares are offered to each A Shareholder for every 10 A Shares held by A Shareholders.)

The revised Share Segregation Reform Proposal has been approved by State-owned Assets Supervision and Administration Commission of Jiangsu Province. The revised Proposal was approved at the Relevant A Shareholders' Meeting by way of poll on 28 July 2006. The poll results was published on 31 July 2006 in The Shanghai Securities News, China Securities Journal, Hong Kong Ta Kung Pao, The Standard and on the website http://www.sse.com.cn designated by China Securities Regulatory Commission.

According to the requirements of the Notice of Relevant Issues Concerning Share Segregation Reform of Listed Companies involving Administration of Foreign Parties issued by Ministry of Commerce and China Securities Regulatory Commission (《商務部、證監會關於上市公司股權分置改革涉及外資管理有關問題的通知》) (Shang Zi Fa [2005] No. 565), the revised Proposal of the Company is under the review by Ministry of Commerce at the date of this announcement. The Company's A Shares remains suspended since 18 July 2006 until the date of resumption of trading to be set out in the Implementation Announcement.

(4) **Material connected transactions**

The Company had no material connected transaction or asset reorganization save and except the continuing connected transactions of the Company in the first half of 2006 which were conducted in the normal course of business and on normal commercial terms. As the waiver of continuing connected transactions granted by the Hong Kong Stock Exchange expired in year 2004, the Company failed to comply with the requirement under the Listing Rules of the Hong Kong Stock Exchange in seeking the approval from independent Directors and the Hong Kong Stock Exchange during the Reporting Period. The Company has reported to the Hong Kong Stock Exchange and would soon publish. The Company would soon publish a detailed announcement and seek the approval from independent shareholders regarding the continuing connected transactions.

1. Connected transactions relating to day-to-day operation

Unit: RMB'000

Name of related parties	Sale of products and provision of services to related parties: Amount of transaction	Sale of products and provision of services to related parties: Percentage of amount of similar transaction %	Purchase of materials and receipt of services from related parties: Amount of transaction	Purchase of materials and receipt of services from related parties: Percentage of amount of similar transaction %
Nanjing Panda Television Co. Ltd.	1,129.50	39.57	55.84	6.27
Panda Electronic Group Ltd.	932.77	32.68	564.74	63.46
Nanjing Ericsson Panda Communications Co. Ltd.	535.32	18.75	–	–
Nanjing Panda Electronics Import / Export Co. Ltd.	187.65	6.57	141.55	15.91
Nanjing Tai Lei Zi Panda Transportation System Company Limited	26.71	0.94	–	–
Nanjing Zhen Hua Sound Equipment Plant	–	–	79.82	8.97
Nanjing Panda Hitachi Technology Co. Ltd.	42.45	1.49	–	–
Nanjing Lianhai Communications Technology Co. Ltd.	–	–	48.00	5.39
Total	2,854.40	100	889.95	100

Of which: During the Reporting Period, the connected transactions relating to sale of products and provision of services to the controlling shareholder and its subsidiaries by the Company amounted to RMB22.4992 million.

2. Transactions relating to creditor's rights and debt

Unit: RMB'000

Name of related parties	Provision of funds to related parties: Amount of transaction	Provision of funds to related parties: Balance	Provision of funds to the Company by related parties: Amount of transaction	Provision of funds to the Company by related parties: Balance
Panda Electronic Group Ltd.	415.86	25,346.78	10,719.92	7,234.23
Nanjing Panda Television Co Ltd.	434.99	1,778.54	–	619.33
Nanjing Ericsson Panda Communications Co. Ltd.	–	1.50	459.21	254.86
Nanjing Panda Electronics Import / Export Co Ltd.	–	50.38	181.35	416.66
Nanjing Wei Chuang Li Terminal Co Ltd.	0.98	–	–	–
Panda Electronic Hong Kong Company Ltd.	54.77	2,772.17	–	4.11
Nanjing Panda Chenguang Electronic Co Ltd.	–	1,298.68	–	–
Nanjing Panda Ju Neng Small Home Electronic Appliance Co. Ltd.	–	2,269.76	–	–
Intenna (Nanjing) Co. Ltd.	9.59	109.59	–	–
Panda Electronics (Kun Shan) Co. Ltd.	–	322.45	2.94	–
Nanjing Panda Hitachi Technology Co. Ltd.	–	19.57	15.39	–
Nanjing Panda Tamura Communications Power Supply Co. Ltd.	–	12.57	23.36	–
Nanjing Lianhua Nap New Coating & Decorating Co. Ltd.	–	195.00	36.83	–
Nanjing Zhen Hua Sound Equipment Plant	49.56	–	320.00	57.95
MPower Batteries (Nanjing) Ltd.	–	–	–	146.07
Nanjing Panda Technology Industrial Co. Ltd.	77.02	–	1,400.00	–
Nanjing Lianhai Communications Technology Co. Ltd.	–	–	48.00	48.00
Total	1,092.77	34,176.99	13,207.00	8,781.21

Of which: During the Reporting Period, the Company provided capital of RMB10.82 million to the controlling shareholder and its subsidiaries and the balance amounted to RMB299.48 million.

(5) **Material guarantee**

As at 30 June 2006, the Company provided guarantees to secure the following: a bank loan of RMB5,000,000 for Nanjing Panda Mechanical Manufacturing Co., Ltd, a subsidiary of the Company; a bank loan of RMB8,070,200 (equivalent to US$1 million) for Nanjing Panda Information Industrial Co. Ltd.; a financing lease of RMB6,375,500 for Nanjing Panda Electronic Manufacturing Co., Ltd. ("Electronic Manufacturing"); a bank loan of RMB16,000,000 for Nanjing Huage Appliance and Plastic Industrial Co., Ltd. ("Nanjing Huage").

The guarantees above were granted to its controlling subsidiary, totaling RMB35,445,700 and representing 2.75% of net asset value of the Company. The gearing ratio of the guaranteed parties above, except Nanjing Huage and Electronic Manufacturing were over 70%.

The Company does not grant any guarantee to independent third parties other than the controlling subsidiary, nor does it provide any guarantee to the controlling shareholder, the de facto controlling person and its connected parties.

(6) It was resolved at the Annual General Meeting held on 30 June 2006 that Yue Hua Certified Public Accountant Co. Ltd. and Horwath Hong Kong CPA Limited were re-appointed as domestic and international auditors of the Company for 2006 respectively.

(7) The Audit Committee comprising three non-executive Directors, and the senior management has reviewed the accounting principles and accounting standards and methods adopted by the Company, studied the matters relating to internal control and reviewed the interim results for the Reporting Period. The Audit Committee is of the opinion that the relevant unaudited financial statements comply with the applicable accounting standards and legal requirements and that adequate disclosure have been made.

(8) **Other matters**

1. Income tax

The Company is registered in Nanjing High Technology Industry Development Zone which is approved by the State Council as a national grade high technology industry development zone. The Company has been approved by Jiangsu Provincial Technological Commission as a high technology enterprise, which is entitled to a preferential income tax rate of 15% as per existing policy. Until now, the Company is still entitled to the preferential policy.

2. Purchase, sale and redemption of listed securities of the Company or its subsidiaries

During the Reporting Period, there was no purchase, sale or redemption by the Company or its subsidiaries of its listed securities.

3. Pre-emptive right

In accordance with the laws of the PRC and the articles of association of the Company, there are no provisions for the preemptive rights for the Company.

4. Corporate Governance

In the corporate governance report which was published in the Company's 2005 Annual Report, it was reported that the Company has adopted and strived to comply with the Code on Corporate Governance Practices as set out in Appendix 14 of Listing Rules ("CGP Code") save as disclosed therein. The deviations during the Reporting Period are as follows:

(1) On 12 January 2006, the Company has obtained a three-year conditional waiver from the Hong Kong Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the appointment of a qualified accountant that the Company could appoint Mr. Wu Liu Lin ("Mr. Wu"), Deputy General Manager of the Company, as its qualified accountant under Rule 3.24 of the Listing Rules and Ms. Wong Wan Lung, being a fellow member of HKICPA, to assist Mr. Wu for fulfillment of his duties as the qualified accountant during the relevant waiver period. Reference is made to the announcement of the Company dated 23 February 2006. This rectifies the deviation from the compliance with Rule 3.24 of the Listing Rules during the Reporting Period.

Please refer to announcement of the Company dated 23 February 2006 which were published on Shanghai Securities New, China Securities Journal, Hong Kong Ta Kung Pao and The Standard on 24 February 2006.

(2) The positions of the Chairman and General Manager are held by Mr. Li Anjian and the two roles are not segregated. This is a deviation from the code provision (A.2.1) of CPG Code.

(3) The previous waiver of continuing connected transaction granted by the Hong Kong Stock Exchange has expired on 31 December 2004. The Company should have complied with the reporting, announcement and independent shareholders' approval requirements under the Listing Rules for all continuing connected transactions conducted by it since 1 January 2005 and during the Reporting Period but failed to do so. This constituted a breach of Rule 14A.35 of the Listing Rules. The Company would soon publish a detailed announcement.

(4) The Company has carried out self-inspection on capital transactions among connected parties and external guarantees during the Reporting Period. Pursuant to the requirements set out in the "Notice of endorsement of opinions from the China Securities Regulatory Commission on raising the quality of listed companies" (《國務院批轉證監會關於提高上市公司質量意見的通知》) (Guo Fa [2005] No. 34) and the "Settlement plan for non-operating capital appropriation of the controlling shareholder" (《控股股東非經營性資金佔用的清欠方案》) (the "Plan") adopted in principle by the Board, the Company has received repayments from PEGL. Please refer to "Part V Significant Events" of this announcement for further details.

(5) The Board has continued to review the effectiveness of the system of internal control of the Company and its subsidiaries during the Reporting Period. On 2 March 2006, the Company has formally engaged Horwath Risk Advisory Services Limited ("Horwath RA") to conduct an overall examination of internal control. (Please refer to the announcement of the Company dated 21 March 2006 which was published on Shanghai Securities News, China Securities Journal, Hong Kong Ta Kung Pao and The Standard on 22 March 2006 for details.)

Horwath RA has performed a review on internal control since March and completed the first review report in June 2006. Such measures shall be seriously and thoroughly implemented by the Group.

Please refer to the announcement of the Compa dated 21 March 2006 and published on the Shangh Securities News, China Securities Journal on March 2006 and on Hong Kong Ta Kung Pao a The Standard on 22 March 2006 for details appointment of Horwath RA.

5. Compliance with Model Code for Securities Transactio by Directors of Listed Issuers ("Model Code")

During the Reporting Period, the Company has adopted t Model Code set out in Appendix 10 of the Listing Rul The Directors and supervisors are responsible for monitori securities transactions. The Company has made speci enquiry with all Directors and its supervisors who confirm that they have complied with the Model Code during t Reporting Period.

VI. FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS)

(1) **The financial statements of the Company for t Reporting Period were unaudited.**

(2) **Comparable Profit and Loss Statement of the Group a the Company (Prepared in accordance with the PR Accounting Rules and Regulations, Unaudited)**

Unit: R

Items	Group: Jan-Jun 2006	Group: Jan-Jun 2005	Company: Jan-Jun 2006	Company: Jan-Jun 20
1 Income from principal operations	[illegible]	[illegible]	[illegible]	[illegible]
Less: Costs for principal operations	[illegible]	[illegible]	[illegible]	[illegible]
Tax expenses and surcharges	[illegible]	1,430,408.27	[illegible]	[illegible]
2 Profit from principal operations	[illegible]	[illegible]	[illegible]	[illegible]
Add: Profit from other operations	[illegible]	[illegible]	[illegible]	[illegible]
Less: Operating expenses	[illegible]	[illegible]	[illegible]	[illegible]
Administrative expenses	[illegible]	[illegible]	[illegible]	[illegible]
Financial costs	[illegible]	[illegible]	[illegible]	[illegible]
3 Operating profit (loss)	[illegible]	[illegible]	[illegible]	[illegible]
Add: Investment income	[illegible]	[illegible]	[illegible]	[illegible]
Subsidy income	[illegible]	[illegible]	–	
Non-operating income	[illegible]	[illegible]	[illegible]	[illegible]
Less: Non-operating expenses	[illegible]	[illegible]	[illegible]	[illegible]
4 Total profit	[illegible]	[illegible]	[illegible]	[illegible]
Less: Income tax	[illegible]	[illegible]	–	
Minority interests	[illegible]	[illegible]	–	
Add: Unrecognized losses from investment	[illegible]	–	–	
5 Net profit	[illegible]	[illegible]	[illegible]	[illegible]

(3) **Notes of financial statements**

1. There was no change of accounting policies and accountir estimates or accounting error in the Reporting Period compared with the 2005 Annual Report.

2. There was no significant change of scope of consolidatic in financial statements in the Reporting Period as compare with the 2005 Annual Report.

VII. DOCUMENTS AVAILABLE FOR INSPECTION

1. The 2006 Interim Report signed by the Chairman;
2. The financial statements signed and sealed by the leg representative, officer in charge of accounting work ar officer in charge of accounting department of th Company;
3. The announcements published in Shanghai Securities New China Securities Journal, Hong Kong Ta Kung Pao an The Standard during the Reporting Period;
4. The memorandum and articles of association of th Company;
5. 2006 Interim Report published in Hong Kong and Shangh securities market

The Board comprises: 1. Executive Director: Mr. Li Anjia 2. Non-executive Directors: Mr. Xu Guofei, Mr. Liu Ailia Mr. Zhu Lifeng, Mr. Shi Qiusheng, Mr. Lu Qing; 3. Independe Non-executive Directors: Ms. Wan Hui, Mr. Cai Liangli Mr. Ma Chung Lai, Lawrence. All Directors independently an collectively accept the responsibility for the accuracy of th announcement.

By Order of the Board
Li Anjian
Chairman

Nanjing, the People's Republic of China
24 August 2006


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(Page 1)



CHIA TAI ENTERPRISES INTERNATIONAL LIMITED

正 大 企 業 國 際 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 121)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the circulars issued by the Company on 29th March, 2005, 23rd November, 2005 and 7th December, 2005 respectively regarding the transactions under the Approved Continuing Connected Transaction Agreements in respect of the purchase or supply by the CTEI Subsidiaries of merchandise including edible oil, eggs, chicken and processed meat, duck and processed meat, packaged food, poultry products, beverage, condiments, clothing, household products, motor vehicles accessories, other daily products, electrical appliances, toys and stationery etc. These agreements and the respective annual caps were approved by the Independent Shareholders at an extraordinary general meeting held on 21st April, 2005 and two extraordinary general meetings both held on 22nd December, 2005 respectively.

In order to give the CTEI Group the flexibility of continuing to benefit from the advantages arising from the Approved Continuing Connected Transactions in a way that can suit the changing circumstances of individual CTEI Subsidiaries, on 24th August, 2006, the Company entered into (i) the Reorganized CPP Purchase Agreement with CPP; (ii) the Reorganized Shanghai Lotus Purchase Agreement with Shanghai Lotus; and (iii) the Reorganized Shanghai Lotus Supply Agreement with Shanghai Lotus. Instead of entering into agreements for each continuing connected transactions by the relevant CTEI Subsidiaries with the relevant CPP Subsidiaries or Shanghai Lotus for the purchase or supply of merchandise as approved previously, these agreements set out the framework within which the relevant merchandise is to be purchased or supplied by any of the CTEI Subsidiaries and the key terms and conditions and the general pricing principles to be followed by the CTEI Subsidiaries when they place or accept specific orders from time to time with any of the CPP Subsidiaries or Shanghai Lotus or any of its subsidiaries for the purchase or supply of the relevant merchandise. The Approved Continuing Connected Transactions will be replaced upon approval by Independent Shareholders of the Reorganized Continuing Connected Transactions at the EGM.

Both CPP and Shanghai Lotus are connected persons of CTEI as defined under Rule 14A.11 of the Listing Rules. Accordingly, transactions under the Reorganized Continuing Connected Transaction Agreements constitute continuing connected transactions for CTEI under the Listing Rules.

Taking into account the proposed annual caps of the respective transactions under each of the Reorganized Continuing Connected Transaction Agreements, the respective transactions contemplated under the Reorganized Continuing Connected Transaction Agreements will constitute non-exempt continuing connected transactions for CTEI under Rule 14A.35 of the Listing Rules and will be subject to Independent Shareholders' approval at the EGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser.

A circular containing information relating to the Reorganized Continuing Connected Transactions, a letter from the Independent Board Committee, a letter setting out the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the EGM to approve the Reorganized Continuing Connected Transactions and the relevant annual caps under each of the Reorganized Continuing Connected Transactions, will be issued to the Shareholders as soon as practicable.

Reference is made to the circulars issued by the Company on 29th March, 2005, 23rd November, 2005 and 7th December, 2005 respectively regarding the transactions under the Approved Continuing Connected Transaction Agreements in respect of the purchase or supply by the CTEI Subsidiaries of merchandise including edible oil, eggs, chicken and processed meat, duck and processed meat, packaged food, poultry products, beverage, condiments, clothing, household products, motor vehicles accessories, other daily products, electrical appliances, toys and stationery etc. These agreements and the respective annual caps were approved by the Independent Shareholders at an extraordinary general meeting held on 21st April, 2005 and two extraordinary general meetings both held on 22nd December, 2005 respectively.

In order to give the CTEI Group the flexibility of continuing to benefit from the advantages arising from the Approved Continuing Connected Transactions in a way that can suit the changing circumstances of individual CTEI Subsidiaries, on 24th August, 2006, the Company entered into (i) the Reorganized CPP Purchase Agreement with CPP; (ii) the Reorganized Shanghai Lotus Purchase Agreement with Shanghai Lotus; and (iii) the Reorganized Shanghai Lotus Supply Agreement with Shanghai Lotus. Instead of entering into agreements for each continuing connected transactions by the relevant CTEI Subsidiaries with the relevant CPP Subsidiaries or Shanghai Lotus for the purchase or supply of merchandise as approved previously, these agreements set out the framework within which the relevant merchandise is to be purchased or supplied by any of the CTEI Subsidiaries and the key terms and conditions and the general pricing principles to be followed by the CTEI Subsidiaries when they place or accept specific orders from time to time with any of the CPP Subsidiaries or Shanghai Lotus or any of its subsidiaries for the purchase or supply of the relevant merchandise. The Approved Continuing Connected Transactions will be replaced upon approval by Independent Shareholders of the Reorganized Continuing Connected Transactions at the EGM.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

The Reorganized Continuing Connected Transactions comprise transactions carried out by any of the CTEI Subsidiaries with any of the CPP Subsidiaries or Shanghai Lotus or any of its subsidiaries pursuant to the following agreements:

(1) the Reorganized CPP Purchase Agreement;

(2) the Reorganized Shanghai Lotus Purchase Agreement; and

(3) the Reorganized Shanghai Lotus Supply Agreement.

REORGANIZED CPP PURCHASE AGREEMENT

Date	:	24th August, 2006
Parties	:	(i) CPP (ii) CTEI
Subject	:	Purchase of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by any of the CTEI Subsidiaries and which any of the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CTEI Subsidiaries.
Term	:	With effect from the date of approval by Independent Shareholders to 31st December, 2008
Price	:	To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the CTEI Subsidiaries than those available from independent third parties.
Payment terms	:	Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual caps of the purchases of the relevant merchandise by the CTEI Subsidiaries from the CPP Subsidiaries for the financial years ending 31st December, 2006, 31st December, 2007 and 31st December, 2008 will not exceed the prorated portion of HK$125,620,000 representing the remaining part of the year ending 31st December, 2006 from the date on which the Reorganized CPP Purchase Agreement becomes effective, HK$138,182,000 and HK$152,000,200 respectively. The annual caps for 2006 and 2007 have been determined by reference to the aggregate approved annual caps for 2006 and 2007 respectively under all of the Approved Continuing Connected Transaction Agreements involving the purchases of merchandise from CPP Subsidiaries. As to the annual cap for 2008, it represents a 10% increment over the 2007 annual cap based on the possible price increases in line with consumer prices in the PRC generally and the projected growth of business of the CTEI Subsidiaries.

The annual caps under the Reorganized CPP Purchase Agreement for 2006 and 2007 can be compared with the aggregate of the individual annual caps for 2006 and 2007 under the following agreements with the CPP Subsidiaries involving purchases by the CTEI Subsidiaries:

Circular Date	Agreement	CTEI Subsidiary	CPP Subsidiary	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29th March, 2005	Xian Lotus Edible Oil Purchase Agreement	Xian Lotus Supermarket Chain Store Co., Ltd.	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Edible oil	8,800,000 (9,680,000)
29th March, 2005	Zhengzhou Lotus Edible Oil Purchase Agreement	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Edible oil	8,800,000 (9,680,000)
29th March, 2005	Taian Lotus Chicken and Processed Meat Purchase Agreement	Taian Lotus Supermarket Chain Store Co., Ltd.	Qingdao Chia Tai Company Limited	Chicken and processed meat	8,800,000 (9,680,000)
29th March, 2005	Zhengzhou Lotus Chicken and Processed Meat Purchase Agreement	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Qingdao Chia Tai Company Limited	Chicken and processed meat	3,300,000 (3,630,000)
29th March, 2005	Jinan Lotus Chicken and Processed Meat Purchase Agreement	Jinan Lotus Supermarket Chain Store Co., Ltd.	Qingdao Chia Tai Company Limited	Chicken and processed meat	3,300,000 (3,630,000)
29th March, 2005	Beijing Lotus Duck and Processed Meat Purchase Agreement	Beijing Lotus Supermarket Chain Store Co., Ltd.	Xianghe Chia Tai Co., Ltd.	Duck and processed meat	6,600,000 (7,260,000)
29th March, 2005	Tianjin Lotus Duck and Processed Meat Purchase Agreement	Tianjin Lotus Supermarket Chain Store Co., Ltd.	Xianghe Chia Tai Co., Ltd.	Duck and processed meat	3,300,000 (3,630,000)
29th March, 2005	Xian Lotus Eggs, Chicken and Processed Meat Purchase Agreement	Xian Lotus Supermarket Chain Store Co., Ltd.	Shaanxi Chia Tai Company Limited	Eggs, chicken and processed meat	4,400,000 (4,840,000)
29th March, 2005	Zhengzhou Lotus Eggs, Chicken and Processed Meat Purchase Agreement	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Shaanxi Chia Tai Company Limited	Eggs, chicken and processed meat	4,400,000 (4,840,000)
7th December, 2005	Chia Tai Food (Shanghai) Agreement	Guangzhou Lotus Supermarket Chain Store Company Limited	Chia Tai Food Product (Shanghai) Co., Ltd.	Packaged food and poultry products	6,600,000 (7,260,000)
7th December, 2005	Chia Tai Qingdao Agreement	Guangzhou Lotus Supermarket Chain Store Company Limited	Qingdao Chia Tai Company Limited	Chicken and processed meat	34,320,000 (37,752,000)
7th December, 2005	Chia Tai Ningbo Agreement	Guangzhou Lotus Supermarket Chain Store Company Limited	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Edible oil	33,000,000 (36,300,000)
				Total:	125,620,000 (138,182,000)

REORGANIZED SHANGHAI LOTUS PURCHASE AGREEMENT

Date	:	24th August, 2006
Parties	:	(i) Shanghai Lotus (ii) CTEI
Subject	:	Purchase of packaged food, beverage, condiments, clothing, household products, motor vehicles accessories and other daily products and any other merchandise customarily sold in supermarkets which may be required by any of the CTEI Subsidiaries and which Shanghai Lotus or any of its subsidiaries may be able to supply in circumstances which are of commercial benefit to the CTEI Subsidiaries.
Term	:	With effect from the date of approval by Independent Shareholders to 31st December, 2008
Price	:	To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the CTEI Subsidiaries than those available from independent third parties.
Payment terms	:	Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual caps of the purchases of the relevant merchandise by the CTEI Subsidiaries from Shanghai Lotus or any of its subsidiaries for the financial years ending 31st December, 2006, 31st December, 2007 and 31st December, 2008 will not exceed the prorated portion of HK$107,028,000 representing the remaining part of the year ending 31st December, 2006 from the date on which the Reorganized Shanghai Lotus Purchase Agreement becomes effective, HK$117,731,000 and HK$129,504,100 respectively. The annual caps for 2006 and 2007 have been determined by reference to the aggregate approved annual caps for 2006 and 2007 respectively under all of the Approved Continuing Connected Transaction Agreements involving the purchases of merchandise from Shanghai Lotus. As to the annual cap for 2008, it represents a 10% increment over the 2007 annual cap based on the possible price increases in line with consumer prices in the PRC generally and the projected growth of business of the CTEI Subsidiaries.

The annual caps under the Reorganized Shanghai Lotus Purchase Agreement for 2006 and 2007 can be compared with the aggregate of the individual annual caps for 2006 and 2007 under the following agreements with Shanghai Lotus involving purchases by the CTEI Subsidiaries:

Circular Date	Agreement	CTEI Subsidiary	Shanghai Lotus	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29th March, 2005	Tianjin Lotus Merchandise Purchase Agreement	Tianjin Lotus Supermarket Chain Store Co., Ltd.	Shanghai Lotus	Packaged food, beverage and condiments	3,300,000 (3,630,000)
29th March, 2005	Taian Lotus Merchandise Purchase Agreement	Taian Lotus Supermarket Chain Store Co., Ltd.	Shanghai Lotus	Packaged food, beverage, condiments and clothing	8,800,000 (9,680,000)
29th March, 2005	Jinan Lotus Merchandise Purchase Agreement	Jinan Lotus Supermarket Chain Store Co., Ltd.	Shanghai Lotus	Packaged food, beverage and condiments	5,500,000 (6,050,000)
23rd November, 2005	Beijing Lotus Merchandise Purchase Agreement (as amended)	Beijing Lotus Supermarket Chain Store Co., Ltd.	Shanghai Lotus	Packaged food, beverage and condiments	27,500,000 (30,250,000)